Exhibit 99.1

Unaudited Interim Report

for the 6 month period ended

30 June 2010

The following is a review of our financial condition and results of operations as of 30 June 2010 and for the six month periods ended 30 June 2010 and 2009, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our interim unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the six month period ended 30 June 2010, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” of our Annual Report on Form 20-F for the year ended 31 December 2009 filed with the SEC on 15 April 2010 (“2009 Annual Report”) for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our 2009 Annual Report for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2009 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2010 and for the six month periods ended 30 June 2010 and 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2010 and for the six month periods ended 30 June 2010 and 2009. The reported numbers as of 30 June 2010 and for the six months ended 30 June 2010 and 2009 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six months ended 30 June 2010 and 2009 are not necessarily indicative of the results to be expected for the full year.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske ®and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2009, we employed approximately 116,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

On 18 November 2008, we completed our combination with Anheuser-Busch, the largest brewer of beer and other malt beverages in the United States. Following the Anheuser-Busch acquisition and the resulting increased leverage, we performed a series of assets disposals in 2009. Pursuant to the disposal program we divested during 2009: our 27% stake in Tsingtao (China), Oriental Brewery (Korea), four metal beverage can lid manufacturing plants from the US metal packaging subsidiary, Busch Entertainment Corporation, our Central European operations, the Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland and the Labatt USA distribution rights. Our unaudited interim consolidated financial information for the six months ended 30 June 2010 reflects the performance of our business after the completion of the significant disposals we undertook during 2009.

Results of Operations for the Six Months Ended 30 June 2010 Compared to Six Months Ended 30 June 2009

The table below presents our condensed consolidated results of operations for the six months ended 30 June 2010 and 2009.

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	192,443	200,274	(3.9)
Revenue	17,501	17,698	(1.1)
Cost of sales	(7,830)	(8,390)	6.7
Gross profit	9,671	9,308	3.9
Distribution expenses	(1,375)	(1,276)	(7.8)
Sales and marketing expenses	(2,300)	(2,271)	(1.3)
Administrative expenses	(994)	(1,090)	8.8
Other operating income/expenses	208	350	(40.6)
Exceptional items	(182)	(93)	(95.7)
Profit from operations	5,028	4,928	2.0
EBITDA, as defined(2)	6,323	6,289	0.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

VOLUMES

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(thousand hectoliters)		(%)(1)
North America	65,180	68,391	(4.7)
Latin America North	56,364	49,960	12.8
Latin America South	15,965	15,841	0.8
Western Europe	15,746	16,458	(4.3)
Central & Eastern Europe	12,633	21,191	(40.4)
Asia Pacific	23,244	25,953	(10.4)
Global Export & Holding Companies	3,311	2,481	33.5

Total	192,443	200,274	(3.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the six months ended 30 June 2010 decreased 7.8 million hectoliters, or 3.9%, to 192.4 million hectoliters compared to our consolidated volumes for the six months ended 30 June 2009.

The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009.

•

The 2009 acquisitions and disposals include the acquisition of a Pepsi bottler in Bolivia and the disposals of Oriental Brewery; the Tennent’s Lager brand and associated trading assets and our Central European operations. These acquisitions and disposals negatively impacted our volumes by 10.6 million hectoliters (net) for the six months ended 2010 compared to the six months ended 30 June 2009.

Excluding volume changes attributable to the acquisition and disposals described above, our consolidated volumes would have increased by 2.8 million hectoliters, or 1.4%, and our own beer volumes would have increased by 1.3% in the six months ended 30 June 2010 compared to our volumes for the six months ended 30 June 2009. The increase in volumes results mainly from a strong performance from certain key brands led by Budweiser internationally, Antartica, Brahma and Skol in Brazil and Harbin in China. On the same basis, in the six months ended 30 June 2010, our non-beer volumes grew by 3.9% compared to our volumes for the six months ended 30 June 2009.

North America In the six months ended 30 June 2010, our volumes in North America declined by 3.2 million hectoliters, or 4.7%, compared to the six months ended 30 June 2009. Shipment volumes in the United States declined 4.8% between the same periods but showed a sequential improvement in the second quarter 2010 compared to the first quarter 2010. Domestic United States beer sales-to-retailers adjusted for the number of selling days decreased 2.9% in the six months ended 30 June 2010 compared to the same period in 2009. The difference between shipments and sales-to-retailers reflects a reduction in wholesaler inventories. Despite increased competitive activity in the import segment, Stella Artois shipment volumes grew almost 30% during the six month period ended 30 June 2010 compared to the same period in 2009.

In Canada, our beer volumes fell 3.0% during the six months ended 30 June 2010 resulting from a combination of industry weakness and market share loss. Bud Light family volumes continued to perform strongly with double digit growth, even though Bud Light Lime has been on the market for over twelve months since its launch in May 2009.

Latin America North In the six months ended 30 June 2010, our volumes in the Latin America North zone grew by 6.4 million hectoliters, or 12.8%, compared to the same period in 2009, with beer volume growth of 14.4% and soft drink growth of 8.8% on the same basis. Between the same periods, in Brazil, beer and soft drink volume grew by 14.9% and 9.2%, respectively, as industry growth was driven by a robust macroeconomic environment. Furthermore, market share gains in Brazil improved across the periods as a result of significant volume contributions from product innovations.

Latin America South Our volumes for the six month period ended 30 June 2010 increased by 0.1 million hectoliters, or 0.8%, compared to the same period in 2009. This increase includes volumes from our acquisition of a Pepsi bottler in Bolivia in the first quarter of 2009. Excluding the effect of this acquisition, our total volumes would have decreased between the periods by 1.1%, mainly due to a 6.9% decline in soft drinks offset by a 2.7% increase in beer volumes, on the same basis. The decline in soft drinks reflects a continued market contraction and difficult year-over-year comparisons, while beer volumes reflect industry recovery across most countries in the zone. In Argentina, beer volumes decreased between the periods by 0.8% as industry recovery in the second quarter of 2010 did not fully offset a weak performance in the first quarter of 2010. The premium segment continued to grow with Stella Artois extending its leadership by posting significant growth.

Western Europe Our volumes for the six month period ended 30 June 2010 declined by 0.7 million hectoliters, or 4.3%, compared to the six month period ended 30 June 2009. Excluding the disposals of the Tennent’s Lager brand and associated trading assets described above, our total volumes, including subcontracted volumes, decreased by 0.5%, while our own beer volumes increased by 1.0% in the six months ended 30 June 2010 compared to the same period in 2009. In Belgium, our own beer volume fell 4% across the same periods mainly due to trade disruptions in January 2010 as a consequence of social actions. In Germany, our own beer volumes declined 9.8% across the same periods, mainly driven by challenging industry conditions and aggressive competitive activity, especially in the off-trade market. In the United Kingdom, excluding the disposals described above, our own beer volumes increased 9.3% in the six months ended 30 June 2010 compared to the same period in 2009, attributable in part to strong Budweiser performance resulting in part from FIFA World Cup sponsorship featuring a number of campaigns and promotions, which drove the brand in both the on-trade and off-trade channels.

Central & Eastern Europe Our volumes for the six month period ended 30 June 2010 declined by 8.6 million hectoliters, or 40.4%, compared to the six month period ended 30 June 2009. Excluding the disposal of our Central European operations described above, our volumes decreased 4.0% across the same periods. In Russia, volumes declined 6.4% across the periods, primarily as a result of the excise tax increase at the beginning of January 2010. In Ukraine, beer volumes declined 6.2% for the six month period ended 30 June 2010 compared to the same period in 2009 due to a competitive market.

Asia Pacific For the six months ended 30 June 2010, our volumes declined 2.7 million hectoliters, or 10.4%, compared to the same period in 2009. Excluding the disposal of Oriental Brewery described above, our volumes in China increased by 3.0% across the same periods, although volume growth was held back by colder temperatures and heavy rainfall. Budweiser and Harbin benefited from sponsoring FIFA World Cup activities, generating national media exposure in China.

Global Export & Holding Companies For the six months ended 30 June 2010, Global Export & Holding Companies volume increased 0.8 million hectoliters, or 33.5%, from the same period in 2009.

REVENUE

The following table reflects changes in revenue across our business zones for the six month period ended 30 June 2010 as compared to our revenue for the six month period ended 30 June 2009.

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million)		(%)(1)
North America	7,662	7,871	(2.7)
Latin America North	4,544	3,111	46.1
Latin America South	980	883	11.0
Western Europe	1,976	2,049	(3.6)
Central & Eastern Europe	749	1,222	(38.7)
Asia Pacific	825	1,074	(23.2)
Global Export & Holding Companies	764	1,487	(48.6)

Total	17,501	17,698	(1.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 17,501 million for the six months ended 30 June 2010. This represented a decline of 1.1% as compared to our consolidated revenue for the six months ended 30 June 2009 of USD 17,698 million. The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals negatively impacted our consolidated revenue by USD 1,659 million (net) for the six months ended 2010 compared to the six months ended 30 June 2009.

•

Our consolidated revenue for the six months ended 30 June 2010 also reflects a favorable currency translation impact of USD 1,040 million mainly arising from currency translation effects in Latin America North and North America (Canada).

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our revenue increased 2.4% for the six months ended 30 June 2010 compared to the six months ended 30 June 2009. Our consolidated revenue for the six months ended 30 June 2010 was partly impacted by the developments in volume discussed above. The main business zone contributing to growth in our consolidated revenues was Latin America North, where revenue growth was attributable to favorable currency translation effects, higher volumes, product innovation and strong marketing. On the same basis, revenue per hectoliter grew, reflecting positive revenue momentum partially offset by geography mix, as Latin America North and Asia Pacific grew faster than zones with higher revenue per hectoliter, and by the excise tax impact in Russia.

COST OF SALES

The following table reflects changes in cost of sales across our business zones for the six month period ended 30 June 2010 as compared to the six month period ended 30 June 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million)		(%)(1)
North America	(3,535)	(3,785)	6.6
Latin America North	(1,493)	(986)	(51.4)
Latin America South	(384)	(351)	(9.4)
Western Europe	(922)	(922)	—
Central & Eastern Europe	(412)	(584)	29.5
Asia Pacific	(468)	(571)	18.0
Global Export & Holding Companies	(616)	(1,191)	48.3

Total	(7,830)	(8,390)	6.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 7,830 million for the six months ended 30 June 2010. This represented a decrease of USD 560 million, or 6.7%, compared to our consolidated cost of sales for the six months ended 30 June 2009. The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals positively impacted our consolidated cost of sales by USD 994 million (net) for the six months ended 2010 compared to the six months ended 30 June 2009.

•

Our consolidated cost of sales for the six months ended 30 June 2010 also reflects a negative currency translation impact of USD 329 million mainly arising from currency translation effects in North America (Canada) and Latin America North.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, our cost of sales increased by 1.3% as compared to the six months ended 30 June 2009 as higher commodity and packaging costs in Latin America North and Latin America South offset procurement and synergy savings in North America. On the same basis, cost of sales per hectoliter declined, primarily as a result of geography mix as Latin America North and Asia Pacific grew faster than zones with higher cost of sales per hectoliter.

OPERATING EXPENSES

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six month period ended 30 June 2010 as compared to the six month period ended 30 June 2009. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six month period ended 30 June 2010 were USD 4,461 million, representing an increase of USD 174 million, or 4.1% compared to our operating expenses for the six month period ended 30 June 2009.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the six month period ended 30 June 2010 as compared to the six month period ended 30 June 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million)		(%)(1)
North America	(387)	(398)	2.8
Latin America North	(506)	(323)	(56.7)
Latin America South	(79)	(78)	(1.3)
Western Europe	(200)	(228)	12.3
Central & Eastern Europe	(87)	(122)	28.7
Asia Pacific	(62)	(76)	18.4
Global Export & Holding Companies	(53)	(51)	3.9

Total	(1,375)	(1,276)	(7.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 1,375 million for the six months ended 30 June 2010. This represented an increase of USD 99 million, or 7.8%, as compared to the six months ended 30 June 2009. The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals positively impacted our consolidated distribution expenses by USD 86 million (net) for the six months ended 2010 compared to the six months ended 30 June 2009.

•	Our consolidated distribution expenses for the six month period ended 30 June 2010 also reflect a negative currency translation impact of USD 118 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses was 5.2% resulting from higher transportation costs in Latin America North and Asia Pacific related to geographic expansion, offset in part by synergy generation and a reduction of out-of-pattern distribution expenses in the United States.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the six month period ended 30 June 2010 as compared to the six month period ended 30 June 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million)		(%)(1)
North America	(774)	(793)	2.4
Latin America North	(575)	(414)	(38.9)
Latin America South	(107)	(77)	(39.0)
Western Europe	(367)	(379)	3.2
Central & Eastern Europe	(169)	(226)	25.2
Asia Pacific	(222)	(256)	13.3
Global Export & Holding Companies	(86)	(126)	31.7

Total	(2,300)	(2,271)	(1.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 2,300 million for the six months ended 30 June 2010. This represented an increase of USD 29 million, or 1.3%, as compared to our sales and marketing expenses for the six months ended 30 June 2009. The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals positively impacted our consolidated sales and marketing expenses by USD 211 million (net) for the six months ended 2010 compared to the six months ended 30 June 2009.

•	Our consolidated sales and marketing expenses for the six month period ended 30 June 2010 also reflect a negative currency translation impact of USD 130 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation, our overall sales and marketing expenses for the six months ended 30 June 2010 increased 4.9%, resulting from increased investments in our brands and sponsoring activities during the FIFA World Cup, offset in part by reductions in “non-working money” (that is, expenses that do not directly impact revenue, sales volumes or beer value since they are not directly visible to consumers) in North America.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the six months ended 30 June 2010 as compared to the six months ended 30 June 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million)		(%)(1)
North America	(285)	(297)	4.0
Latin America North	(267)	(232)	(15.1)
Latin America South	(32)	(34)	5.9
Western Europe	(147)	(182)	19.2
Central & Eastern Europe	(50)	(88)	43.2
Asia Pacific	(69)	(77)	10.4
Global Export & Holding Companies	(144)	(180)	20.0

Total	(994)	(1,090)	8.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 994 million for the six months ended 30 June 2010. This represented a decrease of USD 96 million, or 8.8%, as compared to our consolidated administrative expenses for the six months ended 30 June 2009. The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009. These 2009 acquisitions and disposals include the following:

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals positively impacted our consolidated administrative expenses by USD 52 million (net) for the six months ended 2010 compared to the six months ended 30 June 2009.

•	Our consolidated administrative expenses for the six month period ended 30 June 2010 also reflect a negative currency translation impact of USD 57 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses decreased by 9.2% as a result of improved management of our fixed costs and lower variable compensation accruals recorded during the six month period ended 30 June 2010, as compared to the same period in 2009.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the six months ended 30 June 2010 as compared to the six months ended 30 June 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million)		(%)(1)
North America	27	73	(63.0)
Latin America North	118	90	31.1
Latin America South	(3)	(2)	(50.0)
Western Europe	25	(52)	148.1
Central & Eastern Europe	2	(62)	103.2
Asia Pacific	11	7	57.1
Global Export & Holding Companies	28	297	(90.6)

Total	208	350	(40.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the six months ended 30 June 2010 was USD 208 million. This represented a decrease of USD 142 million, or 40.6%, compared to the six months ended 30 June 2009. The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects.

•

The 2009 acquisitions and disposals include the acquisitions of Budweiser distribution rights in Paraguay and a Pepsi bottler in Bolivia, offset by the disposal of Oriental Brewery; the Tennent’s Lager brand and associated trading assets; four metal beverage can and lid manufacturing plants in the United States; Busch Entertainment Corporation, and our Central European operations. These acquisitions and disposals negatively impacted our consolidated other operating income and expenses by USD 7 million (net) for the six months ended 2010 compared to the six months ended 30 June 2009.

•	Our consolidated other operating income/expenses for the six month period ended 30 June 2010 also reflect a positive currency translation impact of USD 23 million.

Excluding the effects of these business acquisitions and disposals and the currency translation effects, other operating income decreased USD 159 million for the six months ended 30 June 2010 as compared to the same period in 2009 as the 2009 results were impacted by a curtailment gain in 2009 in North America following the amendment of certain U.S. pensions and post-retirement healthcare benefits as part of the Anheuser-Busch integration.

EXCEPTIONAL ITEMS

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance as described in note 7 to our unaudited interim condensed consolidated financial statements as of 30 June 2010 and 2009, and for the six months ended 30 June 2010 and 2009. For more information regarding our exceptional items, see note 7 to our unaudited interim condensed consolidated financial statements as of 30 June 2010, and for the six month periods ended 30 June 2010 and 2009.

For the six month period ended 30 June 2010, exceptional items consisted of restructuring charges and business and asset disposals. Exceptional items were as follows for the six month period ended 30 June 2010 and 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009
	(USD million)
Restructuring (including impairment losses)	(181)	(140)
Business and asset disposal (including impairment losses)	(1)	47

Total	(182)	(93)

Restructuring

Exceptional restructuring charges amounted to USD 181 million for the six month period ended 30 June 2010 as compared to USD 140 million for the six month period ended 30 June 2009. The 2010 charges are primarily related to the continued Anheuser-Busch integration in North America and organizational alignments and outsourcing activities in Western Europe. In addition, these charges include restructuring and impairment losses related to the closure of the Hamilton Brewery in Canada. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones and are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net expense of USD 1 million for the six month period ended 30 June 2010 compared to a net benefit of USD 47 million for the same period in 2009. For the six month period ended 30 June 2010, the balance reflects a net impact resulting from a gain on the settlement of the deferred portion of the sale proceeds from the disposal of Oriental Brewery of USD 50 million. This was offset in part by a net realizable fair value adjustment of USD 46 million, recognized on certain non-core Anheuser-Busch assets resulting from the review of the recoverability of those assets. These non-core assets were recognized as assets held for sale as of 30 June 2010. A further expense of USD 5 million relates to adjustments of accruals and provisions relating to certain disposals that took place in 2009.

PROFIT FROM OPERATIONS

The following table reflects changes in profit from operations across our business zones for the six month period ended 30 June 2010 as compared to the six month period ended 30 June 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million)		(%)(1)
North America	2,536	2,717	(6.7)
Latin America North	1,819	1,345	35.2
Latin America South	369	335	10.1
Western Europe	322	223	44.4
Central & Eastern Europe	31	139	(77.7)
Asia Pacific	16	86	(81.4)
Global Export & Holding Companies	(65)	83	(178.3)

Total	5,028	4,928	2.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 5,028 million for the six months ended 30 June 2010. This represented an increase of USD 100 million, or 2.0%, as compared to our profit from operations for the six months ended 30 June 2009. The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009, currency translation effects and the effects of certain exceptional items as described above.

EBITDA, AS DEFINED

The following table reflects changes in our EBITDA, as defined, for the six month period ended 30 June 2010 as compared to the six month period ended 30 June 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Change
	(USD million)		(%)(1)
Profit	2,345	2,343	—
Net finance cost	2,091	1,993	—
Income tax expense	825	820	—
Share of result of associates	(233)	(228)	—

Profit from operations	5,028	4,928	2.0
Depreciation, amortization and impairment	1,295	1,362	4.9

EBITDA, as defined(2)	6,323	6,290	0.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2009 Compared to Year Ended 31 December 2008—EBITDA, as defined” of our 2009 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 6,323 million for the six months ended 30 June 2010. This represented an increase of USD 33 million, or 0.5%, as compared to our EBITDA, as defined, for the six month period ended 30 June 2009. The results for the six months ended 30 June 2010 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2009 and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 117 million of certain exceptional items in the six month period ended 30 June 2010, as compared to a negative impact of USD 93 million during the six month period ended 30 June 2009. See “—Exceptional Items” above for a description of the exceptional items during the six months ended 30 June 2010 and 2009.

NET FINANCE COST

Our net finance cost for the six month period ended 30 June 2010 was USD 2,091 million, as compared to USD 1,993 million for the six month period ended 30 June 2009, or an increase of USD 98 million.

Net finance cost in the six month period ended 30 June 2010 included exceptional finance costs of USD 672 million resulting from incremental accretion expenses of USD 190 million and a USD 482 million one-time, mark-to-market adjustment as certain interest rate swaps hedging our 2008 senior credit facilities became ineffective as a result of the repayment and refinancing of these facilities. For the six months ended 30 June 2009, exceptional finance costs were zero.

Excluding these exceptional finance costs, net finance costs decreased by USD 574 million to USD 1,419 million for the six month period ended 30 June 2010 compared to the same period in 2009. This decrease is mainly the result of lower net interest charges due to reduced debt levels and lower accretion expenses as bank borrowings are being reduced as a percentage of total debt. Furthermore, as a result of the refinancing and repayment of the 2008 senior credit facilities in 2010, the currency of the primary economic environment in which one of our holding companies operates became the US dollar. The change resulted in a change in functional currency from the euro to the US dollar of that company, effective 1 January 2010.

SHARE OF RESULT OF ASSOCIATES

Our share of result of associates for the six month period ended 30 June 2010 was USD 233 million as compared to USD 228 million for the six month period ended 30 June 2009, reflecting the recognition of the results of our investment in Grupo Modelo.

INCOME TAX EXPENSE

Our total income tax expense for the six month period ended 30 June 2010 amounted to USD 825 million, with an effective tax rate of 28.1% (as compared to 27.9% for the six month period ended 30 June 2009). The increase in our effective tax rate for the six month period ended 30 June 2010 was primarily due to the non-deductibility of certain exceptional charges associated with the repayment and refinancing of the 2008 senior credit facilities. We continue to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

PROFIT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

The profit attributable to non-controlling interests was USD 721 million for the six month period ended 30 June 2010, an increase of USD 165 million from USD 556 million for the six month period ended 30 June 2009.

The increase in profit attributable to non-controlling interests was primarily due to higher AmBev profits and currency translation effects.

PROFIT ATTRIBUTABLE TO OUR EQUITY HOLDERS

Profit attributable to our equity holders for the six month period ended 30 June 2010 was USD 1,624 million with basic earnings per share of USD 1.02, based on 1,591 million shares outstanding, representing the weighted average number of shares outstanding during the six month period ended 30 June 2010. Excluding the exceptional items discussed above, profit attributable to our equity holders for 2010 would have been USD 2,331 million and basic earnings per share would have been USD 1.46. For more information regarding our earnings per share, see note 15 to our unaudited interim condensed consolidated financial statements as of 30 June 2010 and 2009, and for the six month periods ended 30 June 2010 and 2009.

IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six month periods ended 30 June 2010 and 2009:

	Six months ended 30 June
	2010	2009
U.S. dollars	42.2%	47.3%
Brazilian reais	25.0%	16.7%
Euro	8.0%	8.5%
Canadian dollars	5.8%	5.0%
Chinese yuan	4.7%	4.5%
Argentinean peso	3.3%	3.2%
Russian ruble	3.1%	3.0%
Other	7.9%	11.8%

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six months ended 30 June 2010 and 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009
	(USD million)
Cash flow from operating activities	4,133	5,067
Cash flow from investing activities	(635)	157
Cash flow from financing activities	(2,601)	(1,452)

Net increase/(decrease) in cash and cash equivalents	897	3,772

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six months ended 30 June 2010 and 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009
	(USD million)
Profit	2,345	2,343
Interest, taxes and non-cash items included in profit	4,381	4,059

Cash flow from operating activities before changes in working capital and use of provisions	6,726	6,402
Change in working capital	(573)	(45)
Pension contributions and use of provisions	(287)	(279)
Interest and taxes (paid)/received	(2,101)	(1,011)
Dividends received	368	—

Cash flow from operating activities	4,133	5,067

Our cash flow from operating activities decreased from USD 5,067 million in the first half of 2009 to USD 4,133 million in the first half of 2010. This decrease is mainly driven by:

•	higher interest and taxes paid, mainly related to the timing of the payments;

•

higher working capital levels compared to 2009 year-end levels partly due to seasonality. In addition, the six month period ending June 2009 reflected working capital improvements compared to year-end 2008 as a result of working capital initiatives during 2009; and

•	the cash generated from operating activities of the businesses disposed in 2009 which are included in the reported figures of 2009.

We devote substantial efforts to the more efficient use of our working capital, especially those elements of working capital that we perceive as “core” (including trade receivables, inventories and trade payables).

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six months ended 30 June 2010 and 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009
	(USD million)
Net capex	(692)	(508)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of, and purchase of non-controlling interests	20	(533)
Proceeds from the sale of associates and assets held for sale	19	932
Other	18	266

Cash flow from investing activities	(635)	157

Net cash used in investing activities was USD 635 million in the first half of 2010 as compared to net cash received of USD 157 million in the first half of 2009. The movement was mainly triggered by the proceeds from the disposal of Tsingtao (USD 901 million) that occurred in the first half of 2009, partly offset by the decrease of payments to former Anheuser-Busch shareholders from USD 529 million in the first six months of 2009 to USD 10 million in the first six months of 2010. Our net capital expenditures amounted to USD 692 million and USD 508 million in the first half of 2010 and 2009, respectively. Out of the total capital expenditures for 2010, approximately 50% was used to improve our production facilities, while 42% was used for logistics and commercial investments. Approximately 8% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six months ended 30 June 2010 and 2009:

	Six months ended 30 June 2010	Six months ended 30 June 2009
	(USD million)
Dividends paid	(1,031)	(673)
Net (payments) on/proceeds from borrowings	(1,340)	(942)
Net proceeds from the issue of share capital	34	33
Other	(264)	130

Cash flow from financing activities	(2,601)	(1,452)

The cash outflow from our financing activities amounted to USD 2,601 million in the first half of 2010, as compared to a cash outflow of USD 1,452 million in the same period of 2009, mainly reflecting higher dividend pay outs and higher net repayments of borrowings as well as settlements of derivatives not part of a hedging relationship.

Our cash and cash equivalents less bank overdrafts as of 30 June 2010 amounted to USD 4,664 million. As of 30 June 2010, the company had an aggregate of USD 521 million available under committed short-term credit facilities and an aggregate of USD 5,364 million available under committed long-term credit facilities. Although we may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

Capital Resources and Equity

Our net debt decreased to USD 42,145 million as of 30 June 2010 from USD 45,174 million as of 31 December 2009.

Apart from operating results net of capital expenditures, our net debt was mainly impacted by dividend payments to our shareholders and AmBev shareholders (USD 1,031 million), the payment of interest and taxes (USD 2,101 million) and the impact of changes in foreign exchange rates (USD 1,477 million reduction of net debt).

Consolidated equity attributable to our equity holders as of 30 June 2010 was USD 31,785 million, compared to USD 30,318 million as of 31 December 2009. The combined effect of the strengthening of the closing rates of the Chinese yuan and the Mexican peso and the weakening of the closing rates of the Argentinean peso, the Brazilian real, the Canadian dollar, the euro, the pound sterling and the Russian ruble primarily resulted in a foreign exchange translation adjustment of USD 337 million. Further details on equity movements can be found in our consolidated statement of changes in equity.

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2010 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in note 16 and note 18 to our unaudited interim condensed consolidated financial statements as of 30 June 2010, and for the six month periods ended 30 June 2010 and 2009.

Recent Developments

On 15 April 2010, we announced the issuance of EUR 750 million principal amount of notes due 26 April 2018 under our Euro Medium-Term Notes program, bearing interest at a rate of 4.000%, the proceeds of which were used to repay a portion of the 2010 Revolving Facility. As a direct consequence of this transaction, a one-time negative mark-to-market adjustment of approximately USD 55 million was recognized as an exceptional finance cost in the second quarter of 2010 as a portion of interest swaps associated with our bank debt became ineffective.

On 27 April 2010, our annual General Shareholders Meeting approved our annual accounts for the year ended 31 December 2009, and approved the gross dividend of EUR 0.38 for 2009.

On 9 July 2010, the arbitration panel in the Grupo Modelo arbitration issued its decision finding that the combination between Anheuser-Busch and InBev did not violate the 1993 investment agreement. The panel did not award any damages or other remedies.

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim income statement

For the six month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2010	2009[1]
Revenue		17 501	17 698
Cost of sales		(7 830)	(8 390)

Gross profit		9 671	9 308

Distribution expenses		(1 375)	(1 276)
Sales and marketing expenses		(2 300)	(2 271)
Administrative expenses		(994)	(1 090)
Other operating income/(expenses)		208	350

Restructuring (including impairment losses)	7	(181)	(140)
Business and asset disposal (including impairment losses)	7	(1)	47

Profit from operations		5 028	4 928

Finance cost	8	(2 373)	(2 131)
Finance income	8	282	138

Net finance cost		(2 091)	(1 993)

Share of result of associates	13	233	228

Profit before tax		3 170	3 163

Income tax expense	9	(825)	(820)

Profit		2 345	2 343

Attributable to:
Equity holders of AB InBev		1 624	1 787
Non-controlling interests		721	556

Basic earnings per share	15	1.02	1.13
Diluted earnings per share	15	1.01	1.12

Unaudited condensed consolidated interim statement of comprehensive income

For the six month period ended 30 June Million US dollar	2010	2009
Profit	2 345	2 343

Other comprehensive income:
Exchange differences on translation of foreign operations (gains/(losses))	238	1 465
Cash flow hedges
Recognized in equity	40	616
Removed from equity and included in profit or loss	172	74
Removed from equity and included in the initial cost of inventories	2	(132)
Actuarial gains/(losses)	(13)	(2)

Other comprehensive income, net of tax	439	2 021

Total comprehensive income	2 784	4 364

Attributable to:
Equity holders of AB InBev	2 169	3 683
Non-controlling interests	615	681

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Reclassified to conform to the 2010 presentation

Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2010	31 December 2009
ASSETS
Non-current assets
Property, plant and equipment	10	15 481	16 461
Goodwill	11	51 310	52 125
Intangible assets	12	23 269	23 165
Investments in associates	13	6 786	6 744
Investment securities		299	277
Deferred tax assets		857	949
Employee benefits		10	10
Trade and other receivables		1 754	1 941

		99 766	101 672

Current assets
Investment securities		11	55
Inventories		2 350	2 354
Income tax receivable		244	590
Trade and other receivables		4 360	4 099
Cash and cash equivalents	14	4 687	3 689
Assets held for sale		77	66

		11 729	10 853

Total assets		111 495	112 525

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 732	1 732
Share premium		17 525	17 515
Reserves		1 282	623
Retained earnings		11 246	10 448

Equity attributable to equity holders of AB InBev		31 785	30 318

Non-controlling interests		3 247	2 853

		35 032	33 171

Non-current liabilities
Interest-bearing loans and borrowings	16	44 244	47 049
Employee benefits		2 508	2 611
Deferred tax liabilities		11 843	12 495
Trade and other payables		2 201	1 979
Provisions		933	966

		61 729	65 100

Current liabilities
Bank overdrafts	14	23	28
Interest-bearing loans and borrowings	16	2 749	2 015
Income tax payable		567	526
Trade and other payables		11 111	11 377
Provisions		284	308

		14 734	14 254

Total equity and liabilities		111 495	112 525

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
As per 1 January 2009	1 730	17 477	(997)	123	1 027	(2 242)	(712)	(446)	6 482	22 442	1 989	24 431
Profit	—	—	—	—	—	—	—	—	1 787	1 787	556	2 343
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	1 320	—	—	—	—	1 320	145	1 465
Cash flow hedges	—	—	—	—	—	578	—	—	—	578	(20)	558
Actuarial gains/(losses)	—	—	—	—	—	—	(2)	—	—	(2)	—	(2)
Total comprehensive income	—	—	—	—	1 320	578	(2)	—	1 787	3 683	681	4 364
Shares issued	1	15	—	—	—	—	—	—	—	16	—	16
Dividends	—	—	—	—	—	—	—	—	(678)	(678)	(267)	(945)
Treasury shares	—	—	32	—	—	—	—	(17)	—	15	(2)	13
Share-based payments	—	—	—	78	—	—	—	—	—	78	6	84
Scope changes	—	—	—	—	—	—	—	—	2	2	(4)	(2)
Other	—	—	—	—	—	—	—	—	28	28	10	38

As per 30 June 2009	1 731	17 492	(965)	201	2 347	(1 664)	(714)	(463)	7 621	25 586	2 413	27 999

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
As per 1 January 2010	1 732	17 515	(659)	268	3 243	(1 052)	(547)	(630)	10 448	30 318	2 853	33 171
Profit	—	—	—	—	—	—	—	—	1 624	1 624	721	2 345
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	337	—	—	—	—	337	(99)	238
Cash flow hedges	—	—	—	—	—	221	—	—	—	221	(7)	214
Actuarial gains/(losses)	—	—	—	—	—	—	(13)	—	—	(13)	—	(13)
Total comprehensive income	—	—	—	—	337	221	(13)	—	1 624	2 169	615	2 784
Shares issued	—	10	—	—	—	—	—	—	—	10	—	10
Dividends	—	—	—	—	—	—	—	—	(844)	(844)	(248)	(1 092)
Treasury shares	—	—	60	—	—	—	—	15	—	75	4	79
Share-based payments	—	—	—	39	—	—	—	—	—	39	4	43
Scope changes	—	—	—	—	—	—	—	—	7	7	17	24
Other	—	—	—	—	—	—	—	—	11	11	2	13

As per 30 June 2010	1 732	17 525	(599)	307	3 580	(831)	(560)	(615)	11 246	31 785	3 247	35 032

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of cash flows

For the six month period ended 30 June Million US dollar	2010	2009
OPERATING ACTIVITIES
Profit	2 345	2 343
Depreciation, amortization and impairment	1 295	1 361
Impairment losses on receivables, inventories and other assets	55	58
Additions/(reversals) in provisions and employee benefits	306	21
Net finance cost	2 091	1 993
Loss/(gain) on sale of property, plant and equipment and intangible assets	(29)	(107)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale	(50)	(1)
Equity-settled share-based payment expense	71	97
Income tax expense	825	820
Other non-cash items included in the profit	50	45
Share of result of associates	(233)	(228)

Cash flow from operating activities before changes in working capital and use of provisions	6 726	6 402

Decrease/(increase) in trade and other receivables	(611)	(126)
Decrease/(increase) in inventories	(89)	96
Increase/(decrease) in trade and other payables	127	(15)
Pension contributions and use of provisions	(287)	(279)

Cash generated from operations	5 866	6 078

Interest paid	(1 400)	(1 004)
Interest received	100	45
Dividends received	368	—
Income tax paid	(801)	(52)

CASH FLOW FROM OPERATING ACTIVITIES	4 133	5 067

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	69	166
Proceeds from sale of assets held for sale	18	31
Proceeds from sale of associates	1	901
Sale of subsidiaries, net of cash disposed of	31	(4)
Acquisition of subsidiaries, net of cash acquired	(10)	(529)
Purchase of non-controlling interests	(1)	—
Acquisition of property, plant and equipment and of intangible assets	(761)	(674)
Net proceeds/(acquisition) of other assets	14	260
Net repayments/(payments) of loans granted	4	6

CASH FLOW FROM INVESTING ACTIVITIES	(635)	157

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	34	33
Proceeds from borrowings	19 802	10 598
Payments on borrowings	(21 142)	(11 540)
Cash net finance costs other than interests	(262)	132
Payment of finance lease liabilities	(2)	(2)
Dividends paid	(1 031)	(673)

CASH FLOW FROM FINANCING ACTIVITIES	(2 601)	(1 452)

Net increase/(decrease) in cash and cash equivalents	897	3 772

Cash and cash equivalents less bank overdrafts at beginning of year	3 661	2 171
Effect of exchange rate fluctuations	106	246

Cash and cash equivalents less bank overdrafts at end of period	4 664	6 189

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements

1.	Corporate information	21
2.	Statement of compliance	21
3.	Summary of significant accounting policies	21
4.	Use of estimates and judgments	23
5.	Segment reporting	24
6.	Acquisitions and disposals of subsidiaries	26
7.	Exceptional items	26
8.	Finance cost and income	27
9.	Income taxes	27
10.	Property, plant and equipment	28
11.	Goodwill	29
12.	Intangible assets	30
13.	Investment in associates	30
14.	Cash and cash equivalents	31
15.	Changes in equity and earnings per share	31
16.	Interest-bearing loans and borrowings	32
17.	Share-based payments	34
18.	Risks arising from financial instruments	37
19.	Contingencies	39
20.	Related parties	40
21.	Supplemental guarantor financial information	41
22.	Events after the balance sheet date	46

1. CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, AB InBev realized 36.8 billion US dollar revenue.

The unaudited condensed consolidated interim financial statements of the company for the period ended 30 June 2010 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2010 and for the six months ended 30 June 2010 and 30 June 2009 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the board of directors on 2 September 2010.

2. STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2009. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2010.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2009, except as described below.

(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2010.

Revised IFRS 3 Business Combinations (2008)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to AB InBev’s operations:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss;

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred;

•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss;

•

Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

The company adopted the revised standard as of 1 January 2010 with no material effect on its financial result or financial position.

Amended IAS 27 Consolidated and Separate Financial Statements (2008)

Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests by AB InBev in a subsidiary, while maintaining control, to be recognized as an equity transaction. When AB InBev loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss.

The company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

IFRIC 17 Distributions of Non-cash Assets to Owners

IFRIC 17 Distributions of Non-cash Assets to Owners addresses the treatment of distributions in kind to shareholders. A liability has to be recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed. Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions).

The company adopted the interpretation as of 1 January 2010 with no material effect on its financial result or financial position.

IFRIC 18 Transfers of Assets from Customers

IFRIC 18 Transfers of Assets from Customers addresses the accounting by access providers for property, plant and equipment contributed to them by customers. Recognition of the assets depends on who controls them. When the asset is recognized by the access provider, it is measured at fair value upon initial recognition. The timing of the recognition of the corresponding revenue depends on the facts and circumstances.

The company adopted the interpretation as of 1 January 2010 with no material effect on its financial result or financial position.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”).

The company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

Improvements to IFRSs (2009)

Improvements to IFRSs (2009) is a collection of minor improvements to existing standards.

The company adopted the improvement as of 1 January 2010 with no material effect on its financial result or financial position.

Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues

Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues allows rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

The company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments provides guidance on the accounting for debt for equity swaps.

The company adopted the interpretation as of 1 January 2010 with no material effect on its financial result or financial position.

Revised IAS 24 Related Party Disclosures (2009)

Revised IAS 24 Related Party Disclosures amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities.

The company adopted the revised standard as of 1 January 2010 with no material effect on its financial result or financial position.

Amendments to IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Amendments to IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction removes unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement. These amendments result in prepayments of contributions in certain circumstances being recognized as an asset rather than an expense.

The company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

(B) FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. As of 30 November 2009 the economy in Venezuela has been assessed to be highly inflationary and AB InBev has applied the price index from Venezuela’s central bank to report its Venezuelan operations as of year-end 2009. The impact is not material to the company’s financial results or financial position.

Effective 1 January 2010, one of AB InBev’s holding companies changed its functional currency from the euro to the US dollar. As a result of the refinancing of the debt related to the Anheuser-Busch acquisition in late 2009 and beginning 2010, the primary economic environment for this entity became the US dollar. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates the change was accounted for prospectively.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing Rate			Average Rate
1 US dollar equals:	30 June 2010	31 December 2009	30 June 2009	30 June 2010	30 June 2009
Argentinean peso	3.931807	3.796702	3.795208	3.901437	3.580611
Brazilian real	1.801499	1.741198	1.951601	1.804376	2.249458
Canadian dollar	1.050445	1.050117	1.151480	1.028937	1.204165
Chinese yuan	6.781419	6.826993	6.830670	6.815099	6.844261
Euro	0.814930	0.694155	0.707514	0.744168	0.749823
Pound sterling	0.666164	0.616479	0.602873	0.650609	0.676322
Russian ruble	31.119639	30.117797	31.002761	29.451005	33.031850
Ukrainian hryvnia	7.859974	7.947278	7.609805	7.850701	7.704241

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2009.

5. SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

Effective from 1 January 2010 onward, AB InBev has updated its segment reporting for purposes of internal review by senior management. This presentation treats all 2009 divestitures as if they had closed on 1 January 2009. In addition, certain intra–group transactions, which were previously recorded in the zones, are recorded in the Global Export and Holding Companies segment, thus with no impact at the consolidated level. The tables below provide the segment information per zone for 2009 in the format that is used by management as of 2010 to monitor performance. The differences between the 2009 Reference base and the 2009 audited income statement As Reported represent the effect of divestitures.

SEGMENT REPORTING (2009 REFERENCE BASE)

All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six month period ended 30 June.

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Effect of divestitures		Consolidated
	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 Refer- ence base	2010	2009 bridge to reported	2010	2009 Reported
Volume	65	68	56	50	16	16	16	15	13	14	23	22	3	3	—	12	192	200

Revenue	7 662	7 825	4 544	3 111	980	883	1 976	1 974	749	747	825	809	764	678	—	1 671	17 501	17 698

Cost of goods sold	(3 535)	(3 650)	(1 493)	(986)	(384)	(351)	(922)	(942)	(412)	(387)	(468)	(465)	(616)	(607)	—	(1 002)	(7 830)	(8 390)

Distribution expenses	(387)	(392)	(506)	(322)	(79)	(78)	(200)	(205)	(87)	(80)	(62)	(54)	(53)	(57)	—	(88)	(1 375)	(1 276)

Sales and marketing expenses	(774)	(791)	(575)	(414)	(107)	(77)	(367)	(365)	(169)	(132)	(222)	(208)	(86)	(72)	—	(212)	(2 300)	(2 271)

Administrative expenses	(285)	(295)	(267)	(232)	(32)	(34)	(147)	(181)	(50)	(62)	(69)	(67)	(144)	(166)	—	(53)	(994)	(1 090)

Other operating income/(expenses)	27	188	118	90	(3)	(1)	25	40	2	—	11	8	28	18	—	7	208	350

Normalized profit from operations (EBIT)	2 709	2 885	1 820	1 246	375	344	365	319	31	85	16	21	(106)	(205)	—	326	5 210	5 021

Depreciation, amortization and impairment	(446)	(462)	(255)	(194)	(76)	(69)	(174)	(183)	(98)	(98)	(98)	(94)	(83)	(91)	—	(171)	(1 230)	(1 362)

Normalized EBITDA	3 155	3 347	2 075	1 440	451	413	539	502	129	183	114	115	(23)	(114)	—	497	6 440	6 383

Normalized EBITDA margin in %	41.2%	42.8%	45.7%	46.3%	46.1%	46.8%	27.3%	25.4%	17.2%	24.5%	13.8%	14.2%	—	—	—	29.7%	36.8%	36.1%

SEGMENT REPORTING (2009 REPORTED)

All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six month period ended 30 June, except for Statement of financial position comparatives at 31 December 2009.

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2010	2009 Reported	2010	2009 Reported	2010	2009 Reported	2010	2009 Reported	2010	2009 Reported	2010	2009 Reported	2010	2009 Reported	2010	2009 Reported
Volume	65	69	56	50	16	16	16	16	13	21	23	26	3	2	192	200

Revenue	7 662	7 871	4 544	3 111	980	883	1 976	2 049	749	1 222	825	1 074	764	1 487	17 501	17 698

Cost of goods sold	(3 535)	(3 785)	(1 493)	(986)	(384)	(351)	(922)	(922)	(412)	(584)	(468)	(571)	(616)	(1 191)	(7 830)	(8 390)

Distribution expenses	(387)	(398)	(506)	(323)	(79)	(78)	(200)	(228)	(87)	(122)	(62)	(76)	(53)	(51)	(1 375)	(1 276)

Sales and marketing expenses	(774)	(793)	(575)	(414)	(107)	(77)	(367)	(379)	(169)	(226)	(222)	(256)	(86)	(126)	(2 300)	(2 271)

Administrative expenses	(285)	(297)	(267)	(232)	(32)	(34)	(147)	(182)	(50)	(88)	(69)	(77)	(144)	(180)	(994)	(1 090)

Other operating income/(expenses)	27	73	118	90	(3)	(2)	25	(52)	2	(62)	11	7	28	297	208	350

Normalized profit from operations (EBIT)	2 709	2 672	1 820	1 247	375	342	365	285	31	140	16	100	(106)	236	5 210	5 021

Exceptional items (refer Note 7)	(173)	45	(1)	98	(6)	(6)	(43)	(62)	—	(1)	—	(15)	41	(153)	(182)	(93)

Profit from operations (EBIT)	2 536	2 717	1 819	1 345	369	335	322	223	31	139	16	86	(65)	83	5 028	4 928

Net finance cost	(261)	(289)	(113)	(204)	(28)	(33)	(152)	(115)	(13)	(24)	7	(8)	(1 531)	(1 320)	(2 091)	(1 993)

Share of result of associates	232	228	—	—	—	—	1	—	—	—	—	—	—	—	233	228

Profit before tax	2 507	2 656	1 706	1 142	341	302	171	108	18	115	23	78	(1 596)	(1 237)	3 170	3 163

Income tax expense	(794)	(982)	(278)	(153)	(105)	(82)	(26)	11	(11)	(21)	3	(40)	386	446	(825)	(820)

Profit	1 713	1 674	1 428	989	236	220	145	119	7	94	26	38	(1 210)	(791)	2 345	2 343

Normalized EBITDA	3 155	3 137	2 075	1 440	451	412	539	469	129	291	114	205	(23)	429	6 440	6 383

Exceptional items (including impairment)	(173)	45	(1)	98	(6)	(6)	(43)	(62)	—	(1)	—	(15)	41	(153)	(182)	(93)

Depreciation, amortization and impairment	(446)	(465)	(255)	(193)	(76)	(70)	(174)	(185)	(98)	(151)	(98)	(105)	(83)	(193)	(1 230)	(1 362)

Net finance cost	(261)	(289)	(113)	(204)	(28)	(33)	(152)	(115)	(13)	(24)	7	(8)	(1 531)	(1 320)	(2 091)	(1 993)

Share of results of associates	232	228	—	—	—	—	1	—	—	—	—	—	—	—	233	228

Income tax expense	(794)	(982)	(278)	(153)	(105)	(82)	(26)	11	(11)	(21)	3	(40)	386	446	(825)	(820)

Profit	1 713	1 674	1 428	989	236	220	145	119	7	94	26	38	(1 210)	(791)	2 345	2 343

Normalized EBITDA margin in %	41.2%	39.9%	45.7%	46.3%	46.1%	46.6%	27.3%	22.9%	17.2%	23.8%	13.8%	19.1%	—	—	36.8%	36.1%

Segment assets	73 368	72 222	15 710	16 221	3 553	3 766	5 398	5 889	2 410	2 484	3 601	3 549	3 989	4 189	108 029	108 320

Intersegment elimination															(3 297)	(2 089)

Non-segmented assets															6 763	6 294

Total assets															111 495	112 525

Segment liabilities	6 732	5 250	3 515	3 819	774	785	2 756	3 067	685	418	1 338	1 143	2 907	3 134	18 707	17 616

Intersegment elimination															(3 297)	(2 089)

Non-segmented liabilities															96 085	96 998

Total liabilities															111 495	112 525

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

In the first six months of 2010 acquisitions and disposals of subsidiaries were limited to settlements of last year’s acquisitions and disposals.

During the first six months of 2010, AB InBev paid 10m US dollar to former Anheuser-Busch shareholders (529m US dollar in the first six months of 2009). By 30 June 2010, 36m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

During the first six months of 2010, AB InBev collected the deferred consideration related to the disposal of Oriental Brewery. The deferred consideration with a notional amount of 300m US dollar had been reported for a fair value amount of 225m US dollar by year end 2009. The deferred consideration was sold to a third party for a gross proceed of 275m US dollar excluding interest accrued since inception and resulted in a exceptional gain of 50m US dollar – see Note 7 Exceptional items. The cash receipt was partially offset by corporate taxes paid on the disposal of Busch Entertainment and other subsidiaries (244m US dollar).

7. EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment reporting.

The exceptional items included in the income statement are as follows:

For the six month period ended 30 June Million US dollar	2010	2009
Restructuring (including impairment losses)	(181)	(140)
Business and asset disposal (including impairment losses)	(1)	47

Impact on profit from operations	(182)	(93)

The exceptional restructuring charges for the six-months ended 30 June 2010 total 181m US dollar. The charges are primarily related to the Anheuser-Busch integration in North America, organizational alignments and outsourcing activities in Western Europe in order to eliminate overlap or duplicated processes and activities across functions and zones and the closure of the Hamilton Brewery in Canada. These one time expenses as a result of the series of decisions provide us with a lower cost base besides a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal (including impairment losses) amounts to (1)m US dollar. The net impact of the gain on the settlement of the deferred collection related to the disposal of Oriental Brewery was 50m US dollar. See also Note 6 – Acquisitions and disposals of subsidiaries. (46)m US dollar net realizable value adjustments were recognized on certain Anheuser-Busch non-core assets as the result of the review of the recoverability of these assets. These non-core assets were recognized as assets held for sale as at 30 June 2010. Finally (5)m US dollar relates to adjustments of accruals and provisions related to divestitures of previous year.

The exceptional restructuring charges for the six-months ended 30 June 2009 total 140m US dollar. The charges are primarily related to the Anheuser-Busch integration in North America and Asia Pacific and organizational alignments and outsourcing activities in Western Europe and Asia Pacific.

The 2009 business and asset disposal of 47m US dollar mainly represents the sale of assets of InBev USA LLC (also doing business under the name Labatt USA) to an affiliate of KPS Capital Partners, LP.

The Company also incurred exceptional finance costs of (672)m US dollar for the six months ended 30 June 2010 (zero for the six months ended 30 June 2009). See note 8 Finance cost and income.

All the above amounts are before income taxes. The 2010 exceptional items as at 30 June decreased income taxes by 135m US dollar, the exceptional items as at 30 June 2009 increased income taxes by 6m US dollar.

Non-controlling interests on the exceptional items per 30 June amount to 12m US dollar in 2010 versus (32)m US dollar in 2009.

8. FINANCE COST AND INCOME

FINANCE COSTS

For the six month period ended 30 June Million US dollar	2010	2009
Interest expense	(1 530)	(1 785)
Capitalization of borrowing costs	9	1
Accretion expense	(78)	(208)
Loss on hedging instruments that are not part of a hedge accounting relationship	(41)	(5)
Net gain/(loss) from hedge ineffectiveness	3	(67)
Tax on financial transactions	(12)	(11)
Other financial costs, including bank fees	(52)	(56)

	(1 701)	(2 131)
Exceptional finance costs	(672)	—

	(2 373)	(2 131)

For the six month period ended 30 June 2010, finance costs, excluding exceptional items, decreased by 430m US dollar from 30 June 2009 driven by lower net interest charges and accretion expenses due to reduced debt positions and refinancing of the 2008 senior debt facilities.

During 2009 and 2010, AB InBev repaid and refinanced the debt incurred under the 2008 senior debt facilities arising from the acquisition of Anheuser-Busch (see Note 16 Interest-bearing loans and borrowings of these unaudited condensed consolidated interim financial statements and Note 24 Interest-bearing loans and borrowings of the 2009 audited consolidated financial statements). As a result, interest and accretion expense decreased by 255m US dollar and 130m US dollar respectively, compared to 30 June 2009.

As a result of the repayments and refinancing in 2010, AB InBev incurred negative mark-to-market adjustments resulting in hedging losses of 482m US dollar on interest rate swaps that became ineffective and incremental accretion expense of 190m US dollar. These amounts have been recorded as exceptional finance cost. For exceptional finance costs see also Note 7 Exceptional items.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 18 Risks arising from financial instruments.

FINANCE INCOME

For the six month period ended 30 June Million US dollar	2010	2009[1]
Interest income	136	53
Dividend income, non-consolidated companies	5	—
Net foreign exchange gains	133	73
Other financial income	8	12

	282	138

The increase in interest income is explained by higher cash and cash equivalent positions in AmBev Brazil and in the parent companies.

In 2010, AB InBev incurred 133m US dollar of net foreign exchange gains arising mainly from euro/US dollar currency fluctuations on intra-group transactions.

9. INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six month period ended 30 June Million US dollar	2010	2009
Current tax expense
Current year	(1 472)	(1 004)
Deferred tax (expense)/income	647	184

Total income tax expense in the income statement	(825)	(820)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six month period ended 30 June Million US dollar	2010	2009
Profit before tax	3 170	3 163
Deduct share of result of associates	(233)	(228)

Profit before tax and before share of result of associates	2 937	2 935

Adjustments on taxable basis
Expenses not deductible for tax purposes	102	333
Taxable intercompany dividends	—	9
Non-taxable financial and other income	(402)	(186)

	2 637	3 091

Aggregated weighted nominal tax rate	36.1%	35.4%

Tax at aggregated weighted nominal tax rate	(952)	(1 094)

Adjustments on tax expense
Utilization of tax losses not previously recognized	15	7
Recognition of deferred tax assets on previous years’ tax losses	6	—
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(22)	(124)
(Under provided)/overprovided in prior years	25	31
Tax savings from tax credits	291	333
Tax savings/(cost) from special tax status	(66)	80
Change in tax rate	1	(1)
Withholding taxes	(63)	(39)
Other tax adjustments	(60)	(13)

	(825)	(820)

Effective tax rate	28.1%	27.9%

The total income tax expense amounts to 825m US dollar compared to 820m US dollar for the six-months ended 30 June 2010 and 2009, respectively. The effective tax rate increased from 27.9% to 28.1% for the six month period ended 30 June 2009 and 2010 respectively, primarily due to the non-deductibility of certain exceptional charges associated with the refinancing of the 2008 senior facilities.

The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

10. PROPERTY, PLANT AND EQUIPMENT

	30 June 2010					31 December 2009
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7 855	17 619	3 060	756	29 290	30 892
Effect of movements in foreign exchange	(290)	(934)	(246)	(32)	(1 502)	2 069
Effect of hyperinflation	6	32	3	—	41	—
Acquisitions	6	152	52	489	699	1 540
Acquisitions through business combinations	—	—	—	—	—	15
Disposals	(24)	(87)	(37)	—	(148)	(885)
Disposals through the sale of subsidiaries	—	—	—	—	—	(3 386)
Transfer to other asset categories	(114)	59	210	(368)	(213)	(1 263)
Other movements	3	—	—	—	3	308

Balance at end of the period	7 442	16 841	3 042	845	28 170	29 290

Depreciation and impairment losses
Balance at end of previous year	(2 113)	(8 582)	(2 134)	—	(12 829)	(11 221)
Effect of movements in foreign exchange	180	696	191	—	1 067	(1 203)
Effect of hyperinflation	(5)	(27)	(1)	—	(33)	—
Disposals	13	64	31	—	108	784
Disposals through the sale of subsidiaries	—	—	—	—	—	902
Depreciation	(168)	(754)	(166)	—	(1 088)	(2 411)
Impairment losses	(43)	(56)	—	—	(99)	(128)
Transfer to other asset categories	109	179	(105)	—	183	683
Other movements	—	3	(1)	—	2	(235)

Balance at end of the period	(2 027)	(8 477)	(2 185)	—	(12 689)	(12 829)

Carrying amount at 31 December 2009	5 742	9 037	926	756	16 461	16 461
at 30 June 2010	5 415	8 364	857	845	15 481	—

The transfer to other asset categories mainly relates to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. The carrying amount of property, plant and equipment subject to restrictions on title amounts to 152m US dollar.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount of leased land and buildings was 167m US dollar (2009: 98m US dollar) and leased plant and equipment was 23m US dollar (2009: 14m US dollar).

11. GOODWILL

Million US dollar	30 June 2010	31 December 2009
Acquisition cost
Balance at end of previous year	52 132	50 251
Effect of movements in foreign exchange	(815)	2 988
Acquisitions through business combinations	—	17
Purchases of non-controlling interests	—	145
Disposals	—	(304)
Disposals through the sale of subsidiaries	—	(166)
Transfer to other asset categories	—	(799)
Other movements	—	—

Balance at end of the period	51 317	52 132

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)

Carrying amount at 31 December 2009	52 125	52 125
at 30 June 2010	51 310	—

During the first six months of 2010 there are no material changes to the company’s goodwill.

The business combinations that took place in 2009 are the acquisition of several local businesses throughout the world. These transactions resulted in recognition of goodwill of 17m US dollar.

As a result of the asset and business disposals completed in 2009, goodwill was derecognized for a total amount of 1 269m US dollar (including disposals, disposals through the sale of subsidiaries and transfer to other assets categories), mainly represented by the sale of the Korean subsidiary Oriental Brewery to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (799m US dollar), the sale of the Central European operations to CVC Capital Partners (166m US dollar), the sale of four metal can lid manufacturing plants from AB InBev’s US metal packaging subsidiary, Metal Container Corporation, to Ball Corporation (156m US dollar) and the sale of Tennent’s Lager brand and associated trading assets in Scotland, Northern Ireland and the Republic of Ireland to C&C Group plc (148m US dollar).

Further, increase of goodwill in 2009 by 145m US dollar stems from the purchase of non-controlling interests, mainly including the buy-out of the businesses in Dominican Republic and Peru. In addition, under the exchange of share-ownership program, a number of AmBev shareholders who are part of the senior management of AB InBev exchanged AmBev shares for AB InBev shares which increased AB InBev’s economic interest percentage in AmBev. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

12. INTANGIBLE ASSETS

	30 June 2010					31 December 2009
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	21 655	1 449	802	161	24 067	24 330
Effect of movements in foreign exchange	(24)	(85)	(66)	(3)	(178)	75
Acquisitions through business combinations	—	—	—	—	—	13
Acquisitions and expenditures	—	281	23	1	305	168
Disposals through the sale of subsidiaries	—	—	—	—	—	(583)
Disposals	—	(4)	(2)	—	(6)	(44)
Transfer to other asset categories	1	8	11	(11)	9	108

Balance at end of period	21 632	1 649	768	148	24 197	24 067

Amortization and impairment losses
Balance at end of previous year	—	(400)	(465)	(37)	(902)	(693)
Effect of movements in foreign exchange	—	43	43	3	89	(47)
Amortization	—	(45)	(68)	(6)	(119)	(266)
Disposals through the sale of subsidiaries	—	—	—	—	—	73
Disposals	—	4	2	—	6	34
Impairment losses	—	—	—	—	—	(6)
Transfer to other asset categories	—	(9)	—	8	(1)	3
Other movements	—	(1)	—	—	(1)	—

Balance at end of period	—	(408)	(488)	(32)	(928)	(902)

Carrying value at 31 December 2009	21 655	1 049	337	124	23 165	23 165
at 30 June 2010	21 632	1 241	280	116	23 269	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, certain brands and their distribution rights have been assigned indefinite lives.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev buys back for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 30 June 2010, the carrying amount of the intangible assets amounted to 23 269m US dollar (31 December 2009: 23 165m US dollar) of which 22 232m US dollar was assigned an indefinite useful life (31 December 2009: 22 265m US dollar) and 1 037m US dollar a finite life (31 December 2009: 900m US dollar). Commercial intangibles include supply rights, distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

13. INVESTMENT IN ASSOCIATES

Million US dollar	30 June 2010	31 December 2009
Balance at end of previous year	6 744	6 871
Effect of movements in foreign exchange	172	324
Disposals	—	(927)
Share of results of associates	233	513
Dividends	(362)	(14)
Transfer to other asset categories	(1)	(23)

Balance at end of period	6 786	6 744

AB InBev holds a 35.12% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.

On 27 April 2010, AB InBev received a dividend of 4.36 billion Mexican pesos (357m US dollar) from its participation in Grupo Modelo.

14. CASH AND CASH EQUIVALENTS

As at Million US dollar	30 June 2010	31 December 2009
Short term bank deposits	3 060	2 051
Cash and bank accounts	1 627	1 638

Cash and cash equivalents	4 687	3 689

Bank overdrafts	(23)	(28)

	4 664	3 661

As of 30 June 2010, cash and cash equivalents include 142m US dollar restricted cash of which 36m US dollar reflects the outstanding consideration payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisitions) and 106m US dollar relates to restricted cash held on escrow accounts following the disposal of the Central European subsidiaries.

15. CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2010:

ISSUED Capital	Million US dollar	Million shares
At the end of the previous year	1 732	1 604
Changes during the year	—	1

	1 732	1 605

Treasury shares	Million US dollar	Million shares
At the end of the previous year	659	13.6
Changes during the year	(60)	(0.7)

	599	12.9

As at 30 June 2010, the total issued capital of 1 732m US dollar is represented by 1 604 799 561 shares without par value, of which 401 790 482 registered shares, 5 259 926 bearer shares and 1 197 749 153 dematerialized shares. For a total amount of capital of 4m US dollar (3.14m euro), there are still 4 077 832 of subscription rights outstanding corresponding with a maximum of 4 077 832 shares to be issued. The total of authorized, un-issued capital amounts to 50m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

DIVIDENDS

A dividend of 0.38 euro per share that relates to the period ended 31 December 2009 and that amounts to 605m euro was declared in April 2010.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 1 624m US dollar (2009: 1 787m US dollar) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2010	2009
Issued ordinary shares at 1 January, net of treasury shares	1 591	1 582
Effect of shares issued/share buyback programs	—	—

Weighted average number of ordinary shares at 30 June	1 591	1 582

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 1 624m US dollar (2009: 1 787m US dollar) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2010	2009
Weighted average number of ordinary shares at 30 June	1 591	1 582
Effect of share options and warrants	17	8

Weighted average number of ordinary shares (diluted) at 30 June	1 608	1 590

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2010	2009
Profit before exceptional items, attributable to equity holders of AB InBev	2 331	1 918
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(87)	(131)
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(620)	—

Profit attributable to equity holders of AB InBev	1 624	1 787

The table below sets out the EPS calculation:

Million US dollar	2010	2009
Profit attributable to equity holders of AB InBev	1 624	1 787
Weighted average number of ordinary shares	1 591	1 582
Basic EPS	1.02	1.13

Profit before exceptional items, attributable to equity holders of AB InBev	2 331	1 918
Weighted average number of ordinary shares	1 591	1 582
EPS before exceptional items	1.46	1.21

Profit attributable to equity holders of AB InBev	1 624	1 787
Weighted average number of ordinary shares (diluted)	1 608	1 590
Diluted EPS	1.01	1.12

Profit before exceptional items, attributable to equity holders of AB InBev	2 331	1 918
Weighted average number of ordinary shares (diluted)	1 608	1 590
Diluted EPS before exceptional; items	1.45	1.21

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding. 11m share options were anti-dilutive and not included in the calculation of the dilutive effect.

16. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company’s interest-bearing loans and borrowings.

Non-current liabilities Million US dollar	30 June 2010	31 December 2009
Secured bank loans	61	53
Unsecured bank loans	12 521	18 616
Unsecured bond issues	31 446	28 126
Secured other loans	6	6
Unsecured other loans	98	204
Finance lease liabilities	112	44

	44 244	47 049

Current liabilities Million US dollar	30 June 2010	31 December 2009
Secured bank loans	26	30
Unsecured bank loans	2 138	1 559
Unsecured bond issues	473	387
Secured other loans	0	14
Unsecured other loans	106	19
Finance lease liabilities	6	6

	2 749	2 015

The current and non-current interest-bearing loans and borrowings amount to 46 993m US dollar at June 2010, compared to 49 064m US dollar at year end 2009.

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior debt facilities agreement (of which 44 billion US dollar was ultimately drawn) and a 9.8 billion US dollar bridge facility agreement, enabling us to consummate the acquisition, including the payment of 52.5 billion US dollar to shareholders of Anheuser-Busch, refinancing certain Anheuser-Busch indebtedness, payment of all transaction charges, fees and expenses and accrued but unpaid interest to be paid on Anheuser-Busch’s outstanding indebtedness, which together amounted to approximately 54.8 billion US dollar.

On 18 December 2008, AB InBev repaid the debt it had incurred under the bridge facility with the net proceeds of the rights offering and cash proceeds it received from pre-hedging the foreign exchange rate between the euro and the US dollar in connection with the rights offering.

As of 31 December 2009, the amounts outstanding under AB InBev’s 45 billion US dollar senior debt facilities (of which 44 billion US dollar was ultimately drawn) entered into in connection with the Anheuser-Busch acquisition had been reduced to 17.2 billion US dollar. In 2010, AB InBev fully refinanced the debt incurred under the senior facility with the proceeds of new senior credit facilities and debt capital market offerings as shown below.

•

On 26 February 2010, AB InBev obtained 17.2 billion US dollar in long-term bank financing. The new financing consisted of a 13.0 billion US dollar senior credit facilities agreement (“2010 Senior Facilities”) comprising of a 5.0 billion US dollar term loan maturing in 2013 and a 8.0 billion US dollar multi-currency revolving credit facility maturing in 2015 bearing interest at a floating rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus 1.175% and 0.975%, respectively; and 4.2 billion US dollar in long-term bilateral facilities that was subsequently canceled on 31 March 2010.

•

On 24 March 2010, AB InBev issued four series of notes in an aggregate principal amount of 3.25 billion US dollar, consisting of 1.0 billion US dollar aggregate principal of notes due 2013, 0.75 billion US dollar aggregate principal of notes due 2015 and 1.0 billion US dollar aggregate principal of notes due 2020 bearing interest at a rate of 2.5%, 3.625% and 5.0% respectively and a note consisting of 0.5 billion US dollar aggregate principal of notes due 2013 and bearing an interest at a floating rate of 3 month US dollar LIBOR plus 0.73%.

•

On 6 April 2010, AB InBev fully repaid the 17.2 billion US dollar remaining balance from proceeds from the 2010 Senior Facilities, proceeds from the March 2010 bond issuance, cash generated from operations, proceeds of disposal activity and from drawdowns from existing loan facilities.

In addition to the above, AB InBev continued to refinance and repay its obligations under the 2010 Senior Facilities by entering into the following transactions:

•

On 26 April 2010, AB InBev issued notes from its European Medium Term Note program in an aggregate principal amount of 750m euro due 2018 bearing interest at a fixed rate of 4.0%. The net proceeds of the April notes were used to repay approximately 950m US dollar of the 8 billion US dollar revolving credit facility.

•	On 8 June, AB InBev repaid 750m US dollar of the 8 billion US dollar revolving credit facility with cash from operations.

As of 30 June 2010, the outstanding balance of the 2010 Senior Facilities amounted to 8.35 billion US dollar. The interest rate on the outstanding 2010 Senior Facilities have effectively been fixed through a series of hedge arrangements – see Note 18- Risk arising from financial instruments.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2010 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	87	26	19	17	15	10
Unsecured bank loans	14 659	2 138	349	8 180	3 861	131
Unsecured bond issues	31 919	473	1 037	5 964	7 882	16 563
Secured other loans	6	—	—	6	—	—
Unsecured other loans	204	106	12	12	25	49
Finance lease liabilities	118	6	5	2	3	102

	46 993	2 749	1 422	14 181	11 786	16 855

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2009 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	83	30	22	16	15	—
Unsecured bank loans	20 175	1 559	5 648	427	12 416	125
Unsecured bond issues	28 513	387	819	3 784	6 684	16 839
Secured other loans	20	14	—	—	6	—
Unsecured other loans	223	19	104	14	26	60
Finance lease liabilities	50	6	4	4	1	35

	49 064	2 015	6 597	4 245	19 148	17 059

AB InBev’s net debt decreased to 42 145m US dollar as of 30 June 2010, from 45 174m US dollar as of 31 December 2009. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2010	31 December 2009
Non-current interest-bearing loans and borrowings	44 244	47 049
Current interest-bearing loans and borrowings	2 749	2 015

	46 993	49 064

Bank overdrafts	23	28
Cash and cash equivalents	(4 687)	(3 689)
Interest-bearing loans granted (included within Trade and other receivables)	(47)	(48)
Debt securities (included within Investment securities)	(137)	(181)

Net debt	42 145	45 174

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and AmBev (1 031m US dollar), the payment of interests and taxes (2 101m US dollar) and the impact of changes in foreign exchange rates (1 477m US dollar reduction of net debt).

17. SHARE-BASED PAYMENTS

Different share option programs allow company senior management and members of the board of directors to acquire shares of AB InBev or AmBev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, and the discretionary long-term incentive stock-option plan (“LTI Stock Option Plan”), established in 2009. For all plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

SHARE-BASED COMPENSATION PLAN

Since 2006, the Share-Based Compensation Plan provides that members of AB InBev’s executive board of management and certain other senior employees are granted bonuses, half of which is settled in shares to be held for three years, the shares being valued at their market price at the time of grant. With respect to the other half of the bonus, participants may elect to receive cash or to invest all or half of the remaining part of their bonus in shares to be held for five years. Such voluntary deferral leads to a company option match, which vests after five years, provided that predefined financial targets are met or exceeded. If the remaining half is completely invested in shares, the number of matching options granted will be equal to 4.6 times the number of shares corresponding to the gross amount of the bonus invested. If the remaining half is invested at 50 % in shares, the number of matching options granted will be equal to 2.3 times the number of shares corresponding to the gross amount of the bonus invested. Upon exercise, holders of the matching options may be entitled to receive from AB InBev a cash payment equal to the dividends declared since the options were granted. The fair value of the matching options is estimated at the grant date using a binomial Hull model, and is expensed over the vesting period. These options have a life of 10 years.

During 2010, AB InBev issued 0.7m of matching options in relation to the bonus for the second half of 2009, based on the Share-Based Compensation Plan as described above. These options represent a fair value of approximately 13.5m US dollar and cliff vest after 5 years.

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. These executives will receive their bonus in cash but will have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested, up to a limited total percentage of each executive’s bonus. The matching shares are granted in the form of restricted stock units which have a 5 year vesting period. From 1 January 2011, the new plan structure will apply to all other senior management.

During 2010, AB InBev issued 0.7m of matching restricted stock units according to the new Share-Based Compensation Plan as described above, in relation to the second half 2009 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately 36.7m US dollar, and cliff vest after 5 years.

LONG-TERM INCENTIVE PLAN

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 have a duration of 10 years; LTI warrants granted as from 2007 (and in 2003) have a duration of 5 years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2010, 0.2m warrants were granted to members of the board of directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2012, one third on 1 January 2013 and one third on 1 January 2014) and represent a fair value of approximately 2.3m US dollar.

DISCRETIONARY LONG-TERM INCENTIVE STOCK-OPTION PLAN

As from 1 July 2009, senior employees are eligible for a discretionary annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2009 AB InBev issued 1.6m discretionary LTI stock options with an estimated fair value of 21.3m US dollar.

In addition to awards granted under the plans described above, the company offered stock options to a small group of senior executives in November 2008 and April 2009. AB InBev believes that the selected executives will help implement a successful integration of Anheuser-Busch Companies, Inc., which will underpin AB InBev’s ability to quickly deleverage. The number of options offered was 28.4m in 2008 and 4.9m in 2009, representing a combined fair value of approximately 390.2m US dollar. One-half of the stock options granted in November 2008 have a life of 10 years as from granting and vest on 1 January 2014; the other half has a life of 15 years as from granting and vest on 1 January 2019. The stock options granted in April 2009 have a life of 10 years as from granting and vest on 1 January 2014. Vesting is conditional upon achievement of certain predefined financial targets.

In order to encourage management mobility, in particular for the benefit of executives moving to the United States, an options exchange program was executed in 2009 whereby 4.4m unvested options were exchanged against 2.8m restricted shares that will remain locked-up until 31 December 2018. 47m US dollar of cost was reported in the second half of 2009 related to the acceleration of the IFRS 2 cost following this exchange in accordance with IFRS 2. Furthermore, to encourage management mobility, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of 5.7m options representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

As per the terms of the Anheuser-Busch merger agreement, the company offered 5.9m options with a fair value of 54.5m US dollar following the approval of the AB InBev shareholders meeting of April 2009. Furthermore the company offered in December 2009 3m options with an estimated fair value of 39.8m US dollar.

During 2009, a limited number of Anheuser-Busch shareholders who are part of the senior management of Anheuser-Busch were given the opportunity to purchase AB InBev shares (0.6m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2.9m US dollar and is expensed over the five year service period.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2010 grants of awards described above are as follows:

	Six months ended	Year ended 31 December
Amounts in US dollar unless otherwise indicated[1]	30 June 2010	2009	2008[2]
Fair value of options and warrants granted	12.79	13.99	38.17
Share price	44.26	29.03	90.58
Exercise price	44.10	21.62	86.62
Expected volatility	26%	32%	24%
Expected dividends	2.24%	0.85%	0.16%
Risk-free interest rate	3.49%	3.49%	4.47%

Since the acceptance period of the options is 2 months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two months offer period.

Expected volatility is based on historical volatility calculated using 1 398 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding options developed as follows:

	Six months ended	Year ended 31 December
Million options and warrants	30 June 2010	2009	2008[2]
Options and warrants outstanding at 1 January	50.8	8.8	6.3
Options and warrants issued during the period	5.5	50.3	1.1
Options and warrants exercised during the period	(0.7)	(6.6)	(1.2)
Options and warrants forfeited during the period	(2.1)	(1.7)	(0.4)
Additional options and warrants granted as a result of the December 2008 rights issue	—	—	3.0

Options outstanding at end of period	53.5	50.8	8.8

As a consequence of the rights issue that took place in November 2008, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders. The terms and conditions of the new subscription rights are the same as those of the existing subscription rights to which they relate. For vesting purposes, they are treated as if they have been issued at the same time as the existing subscription right, and are exercisable in the same manner and under the same conditions. The company accounted for the dilutive effect of the rights issuance by applying the ratio method as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Actions Policy” pursuant to which both the number of existing subscription rights and the exercise price were adjusted by a ratio of 0.6252. The adjusted exercise price of the subscription rights equals the original exercise price multiplied by the adjustment ratio. The adjusted number of subscription rights equals the original number of subscription rights

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Not adjusted for the NYSE Euronext 'ratio method' as applied after the rights issue of 17 December 2008 (adjustment factor 0.6252).

divided by the adjustment ratio. As a result, during the fourth quarter of 2008, 3m additional options (1.4m and 1.6m options under the Share-based Compensation Plan and the LTI, respectively) were granted to employees in order to compensate for the dilutive effect of the rights issue. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

The range of exercise prices of the outstanding options is between 10.32 euro (12.66 US dollar) and 58.31 euro (71.55 US dollar) while the weighted average remaining contractual life is 9.29 years.

Of the 53.5m outstanding options 4.1m options are vested at 30 June 2010.

The weighted average exercise price of the options is as follows:

	Six months ended 30 June 2010	Year ended 31 December
Amounts in US dollar[1]		2009	2008
Options and warrants outstanding at 1 January	27.37	34.42	46.50
Granted during the period	44.10	24.78	76.92	[2]
Granted during the period (adjustment factor)	—	—	32.87
Forfeited during the period	23.29	27.48	56.63
Exercised during the period	23.24	18.94	32.76
Outstanding at the end of the period	25.45	27.37	34.42
Exercisable at the end of the period	27.12	31.16	23.66

For share options exercised during 2010 the weighted average share price at the date of exercise was 38.67 euro (47.45 US dollar).

AMBEV SHARE-BASED COMPENSATION PLAN

Since 2005, AmBev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under an equivalent 5 year cliff vesting plan, AmBev has issued in 2010, 0.7m options for which the fair value amounts to approximately 34.6m US dollar. The fair value of the options and assumptions used in applying a binomial option pricing model for the 2010 AmBev grant are as follows:

	Six months ended 30 June 2010	Year ended 31 December
Amounts in US dollar unless otherwise indicated[1]		2009	2008
Fair value of options granted	53.84	52.01	44.51
Share price	92.01	76.95	71.48
Exercise price	96.57	74.70	71.48
Expected volatility	26%	45%	33%
Risk-free interest rate	12.22%	12.64%	12.50%

As the AmBev options are dividend protected, the dividend yield used for the fair value calculation was 0%.

The total number of outstanding AmBev options developed as follows:

	Six months ended 30 June 2010	Year ended 31 December
Million options		2009	2008
Options outstanding at 1 January	4.1	2.8	2.2
Options issued during the period	0.7	1.6	0.8
Options exercised during the period	(0.1)	(0.1)	(0.1)
Options forfeited during the period	(0.1)	(0.2)	(0.1)

Options outstanding at end of period	4.6	4.1	2.8

The range of exercise prices of the outstanding options is between 52.50 Brazilian real (29.14 US dollar) and 173.97 Brazilian real (96.57 US dollar) while the weighted average remaining contractual life is 5.75 years.

Of the 4.6m outstanding options 0.3m options are vested at 30 June 2010.

The weighted average exercise price of the options is as follows:

	Six months ended 30 June 2010	Year ended 31 December
Amounts in US dollar[1]		2009	2008
Options outstanding at 1 January	59.60	56.01	49.21
Granted during the period	96.57	70.17	57.42
Forfeited during the period	71.03	56.77	33.69
Exercised during the period	31.79	32.95	40.62
Outstanding at the end of the period	78.80	59.60	42.07
Exercisable at the end of the period	30.65	32.82	23.62

During the fourth quarter of 2009, a limited number of AmBev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange AmBev shares against a total of 2.1m AB InBev shares (2008: 0.9m - 2007: 1.8m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 11m US dollar (2008: 11m US dollar - 2007: 25m US dollar) and is expensed over the five years service period. The fair values of the AmBev and AB InBev shares were determined based on the market price. Furthermore 20m US dollar of cost was

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Pre rights issue.

reported in 2009 related to the acceleration of the vesting of the AmBev share swap for selected employees in accordance with IFRS 2 following the change in vesting conditions.

Since 2005, variable compensation granted to company employees and management is partially settled in shares.

The above described share-based payment transactions resulted in a total expense of 71m US dollar for the first six months 2010 (including the variable compensation expense settled in shares), as compared to 97m US dollar for the first six months 2009.

18. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Changes in market conditions that give rise to market risk include changes in interest rates, commodity prices and foreign exchange rates. These changes have an impact on the performance of AB InBev. As such, some of the company’s risk management strategies include the usage of derivatives. Derivative instruments used by the company mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), forward rate agreements, exchange traded interest rate futures, equity swaps, aluminum swaps and forwards, exchange traded sugar futures and exchange traded wheat futures. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 29 Risk arising from financial instruments of the 31 December 2009 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2010 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2010					31 December 2009
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	3 648	455	6	—	—	2 334	410	190	—	—
Foreign currency futures	2 056	3	—	—	—	1 581	6	—	—	—
Other foreign currency derivatives	152	—	—	—	—	330	83	—	—	—

Interest rate
Interest rate swaps	9 127	65 302	2 220	7 400	229	17 324	212	57 738	7 495	264
Cross currency interest rate swaps	1 237	641	908	1 808	1 470	550	1 971	940	662	1 276

Commodities
Aluminum swaps	822	360	—	—	—	738	381	—	—	—
Other commodity derivatives	368	55	—	—	—	325	78	—	—	—

Credit
Credit default swaps	—	—	—	—	—	86	—	—	—	—

Equity
Equity instruments	—	431	—	—	—	—	52	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement (of which 44 billion US dollar was ultimately drawn). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two year period. In 2009 the company repaid part of the senior facilities and in 2010, the senior facilities were fully refinanced and partially replaced by the 2010 Senior Facilities as described in Note 16 Interest-bearing loans and borrowings. Following the repayment and the refinancing activities performed throughout 2009 and 2010, the company entered into new interest rate swaps to unwind the ones that were derecognized from a hedge relationship as a result of these repayments. As of 30 June 2010, the remaining open positions include a series of US dollar LIBOR fixed interest-rate swaps for a total notional amount of 15.75 billion US dollar. The interest rate for 8.35 billion US dollar has been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 and the interest rate for 7.4 billion US dollar has been fixed at a weighted average rate of 2.85 % per annum (plus applicable spreads) for the period 2011 to 2013.

During the first half of 2010, approximately 8.2 billion US dollar interest swap instruments matured.

EQUITY PRICE RISK

During 2010, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share based payment programs, as described in Note 17 Share-based payments.

The purpose of these derivatives is to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share based payments.

These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedge relationships.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2010
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(87)	(108)	(33)	(25)	(23)	(17)	(10)
Unsecured bank loans	(14 659)	(15 758)	(2 399)	(591)	(8 425)	(4 214)	(129)
Unsecured bond issues	(31 919)	(53 460)	(2 597)	(2 972)	(7 824)	(10 831)	(29 236)
Secured other loans	(6)	(7)	(1)	(1)	(5)	—	—
Unsecured other loans	(204)	(216)	(111)	(15)	(14)	(25)	(51)
Finance lease liabilities	(118)	(277)	(15)	(14)	(10)	(18)	(220)
Bank overdraft	(23)	(23)	(23)	—	—	—	—
Trade & other payables	(9 928)	(9 928)	(9 123)	(444)	(88)	(128)	(145)

	(56 944)	(79 777)	(14 302)	(4 062)	(16 389)	(15 233)	(29 791)
Derivative financial assets/(liabilities)
Interest rate derivatives	(2 044)	(2 095)	(1 010)	(931)	(87)	(69)	2
Foreign exchange derivatives	160	136	(122)	258	—	—	—
Interest rate and foreign exchange derivatives	(75)	(237)	(40)	(221)	33	(55)	46
Commodity derivatives	(4)	5	24	(19)	—	—	—
Equity instruments derivatives	33	33	(5)	38	—	—	—

	(1 930)	(2 158)	(1 153)	(875)	(54)	(124)	48
Of which: directly related to cash flow hedges	(1 184)	(1 203)	(695)	(352)	(86)	(70)	—

	31 December 2009
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(83)	(105)	(37)	(28)	(21)	(19)	—
Unsecured bank loans	(20 176)	(21 561)	(1 931)	(6 051)	(628)	(12 823)	(128)
Unsecured bond issues	(28 513)	(50 512)	(2 257)	(2 661)	(5 598)	(9 795)	(30 201)
Secured other loans	(20)	(21)	(15)	(1)	(1)	(6)	2
Unsecured other loans	(222)	(241)	(27)	(108)	(16)	(29)	(61)
Finance lease liabilities	(50)	(126)	(9)	(7)	(6)	(5)	(99)
Bank overdraft	(28)	(28)	(28)	—	—	—	—
Trade & other payables	(10 023)	(10 023)	(9 422)	(426)	(53)	(57)	(65)

	(59 115)	(82 617)	(13 726)	(9 282)	(6 323)	(22 734)	(30 552)
Derivative financial assets/(liabilities)
Interest rate derivatives	(2 094)	(2 064)	(960)	(796)	(363)	54	1
Foreign exchange derivatives	207	162	(93)	180	75	—	—
Interest rate and foreign exchange derivatives	(374)	(622)	(230)	(217)	38	(119)	(94)
Commodity derivatives	318	312	239	73	—	—	—

	(1 943)	(2 212)	(1 044)	(760)	(250)	(65)	(93)
Of which: directly related to cash flow hedges	(598)	(636)	(421)	(150)	(119)	54	—

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Foreign currency
Forward exchange contracts	334	322	(160)	(122)	174	200
Foreign currency futures	—	—	(14)	(15)	(14)	(15)
Other foreign currency derivatives	—	22	—	—	—	22

Interest rate
Interest rate swaps	598	420	(2 642)	(2 514)	(2 044)	(2 094)
Cross currency interest rate swaps	399	237	(474)	(611)	(75)	(374)

Commodities
Aluminum swaps	74	327	(41)	(27)	33	300
Sugar futures	—	44	(8)	(16)	(8)	28
Wheat futures	5	3	(6)	—	(1)	3
Other commodity derivatives	7	11	(35)	(25)	(28)	(14)

Equity
Equity instruments	33	—	—	—	33	—

	1 450	1 386	(3 380)	(3 330)	(1 930)	(1 944)

During the six-month period ended 30 June 2010, the net mark-to-market balance for interest swaps remained relatively flat as amortization expenses on hedging instruments not part of a hedge relationship were partly offset by the impact of a decrease in US dollar Libor interest rates.

As of 30 June 2010, the net mark-to-market liability of 2 044m US dollar for interest rate swaps include 745m US dollar of hedging losses that have been recorded as exceptional items in the income statement in 2009 and 2010 as a result of repayment and refinancing of the 2008 senior debt facilities for which the cash equivalent of the net mark-to-market liability will be spread over 2010 and 2011.

19. CONTINGENCIES1

Certain subsidiaries of AmBev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, AmBev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 2 919m Brazilian real (1 620m US dollar) including interest and penalties. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case. No provision has been recorded related to these tax assessments.

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 5 536 919 preferred shares and 1 376 344 common shares would be necessary. AmBev would receive in counterpart funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 167m Brazilian real (93m US dollar) in addition to legal fees. AmBev disputes these claims and intends to continue to vigorously defend its case.

AmBev, together with other Brazilian brewers, is party to a lawsuit whereby the Federal Public Prosecutor’s office claims collective damages of approximately 2.8 billion Brazilian real (1.6 billion US dollar), out of which 2.1 billion Brazilian real (1.2 billion US dollar) is allocated to AmBev. Plaintiff argues that advertising campaigns of defendants increase total consumption of alcohol and, as a result, public health and social security costs, traffic accidents, criminality and underage consumption. AmBev believes that the claim is without merit and intends to vigorously defend this litigation.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by Public Prosecutor including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion Brazilian real (1.6 billion US dollar), therefore it doubles the initial amount involved. The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. AmBev intends to vigorously defend this litigation.

On 10 September 2008, an action brought under Section 7 of the Clayton Antitrust Act styled Ginsburg et al. v. InBev NV/SA et al., C.A. No. 08-1375, was filed against InBev NV/SA, Anheuser-Busch Companies, Inc. and Anheuser-Busch, Inc. in the United States District Court for the Eastern District of Missouri. The plaintiffs in the Ginsburg action allege that the merger between Anheuser-Busch and InBev will have certain anticompetitive effects and consequences on the beer industry and will create a monopoly in the production and sale of beer in the United States. The plaintiffs sought declaratory relief that the merger violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the merger and fees and expenses. On 18 November 2008, plaintiffs’ request for injunctive relief was denied. On 3 August 2009, the Court granted defendants Motion to Dismiss plaintiffs claims with prejudice. On 4 August 2009, the Court entered judgment in favor of the defendants. On 19 August 2009, plaintiffs filed an appeal of such judgment. AB InBev will continue to vigorously defend against these claims.

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and has, as its main purpose, the investigation of AmBev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (196m US dollar). AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. AmBev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

[1]	Amounts have been converted to US dollar at the closing rate of the period.

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff seeks to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also seeks to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that has been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contains claims that the class is entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleges that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggers the enhanced benefits under the Plan. The lawsuit claims that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint seeks punitive damages and attorneys’ fees. AB InBev believes that it has defenses to these claims and intends to vigorously defend against the lawsuit.

On 16 October 2008, Grupo Modelo, Diblo S.A. de C.V. and the Grupo Modelo series A shareholders filed a notice of arbitration against Anheuser-Busch, Anheuser-Busch International Inc. and Anheuser-Busch International Holdings Inc. Please refer to Note 21 Events after the balance sheet date for more details.

20. RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country. Finally, key management personnel are eligible for the company’s share option and/or share swap program (refer Note 17 Share-based payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2010		2009
For the six month period ended 30 June Million US dollar	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	2	19	2	42
Post-employment benefits	—	—	—	1
Share-based payments	2	23	1	30

	4	42	3	73

Directors’ compensation consists mainly of directors’ fees (tantièmes). Key management personnel was not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company, with the exception of a consultancy agreement entered into between AB InBev and Mr. Busch IV in connection with the merger and which will continue until 31 December 2013. Under the terms of the consultancy agreement Mr. Busch IV received a lump sum cash payment of 10.3m US dollar in 2008. During the consultancy period Mr. Busch IV will be paid a fee of approximately 120 000 US dollar per month and Mr. Busch IV will be provided with an appropriate office in St Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada and three entities in Brazil. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows (for the six month period ended 30 June, except for balance sheet comparatives at 31 December):

Million US dollar	2010	2009
Non-current assets	103	76
Current assets	34	42
Non-current liabilities	60	131
Current liabilities	180	84
Result from operations	5	5
Profit attributable to equity holders	1	1

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows (for the six month period ended 30 June, except for balance sheet comparatives at 31 December):

Million US dollar	2010	2009
Revenue	17	28
Current assets	10	9
Current liabilities	5	22

Revenue from associates primarily consists of sales to distributors in which AB InBev has a non-controlling interest.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITES

AB InBev’s transactions with government-related entities are mainly comprised of 8m US dollar of current liabilities versus local government in China.

21. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued four series of notes in the aggregate principal amount of 5.5 billion US dollar (the “October Notes”). The October Notes are fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). In addition, certain of the Parent Guarantor’s direct and indirect wholly-owned subsidiaries have jointly and severally guaranteed the Notes. The October Notes were exchanged for publicly registered notes on 8 February 2010.

On 24 March 2010, Anheuser-Busch Worldwide Inc. issued (i) 1.0 billion US dollar principal amount of 2.5% unsecured notes due 2013, (ii) 0.75 billion US dollar principal amount 3.625% unsecured notes due 2015, (iii) 1.0 billion US dollar principal amount of 5.0% due 2020 and (iv) 0.5 billion US dollar bearing interest at a floating rate of 3 month US dollar LIBOR plus 0.73% due 2013 (collectively the “March Notes”). The March Notes are fully and unconditionally guaranteed by the Parent Guarantor. The March Notes are also jointly and severally guaranteed by the Subsidiary Guarantors as defined below. The March Notes were exchanged for publicly registered notes on 5 August 2010.

On 7 April 2010, seven of the original guarantors of the October Notes terminated their guarantees. As of such date, in addition to the Parent Guarantor, the remaining guarantors of the October Notes are Anheuser-Busch Companies, Inc., BrandBrew S.A. and CoBrew NV/SA (the “Subsidiary Guarantors”). The condensed consolidating financial information presented below reflects the new guarantor structure.

The following unaudited condensed consolidating financial information presents the Unaudited Condensed Consolidating Statements of Financial Position as of 30 June 2010 and 31 December 2009, the Unaudited Condensed Consolidating Income Statements and Unaudited Condensed Consolidating Statements of Cash Flows for the six month period ended 30 June 2010 and 2009 of (a) AB InBev SA/NV (the Parent Guarantor), (b) Anheuser-Busch Worldwide Inc. (the Issuer), (c) the Subsidiary Guarantors, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (e) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 15 “Changes in Equity and Earnings per Share,” there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

Unaudited condensed consolidated interim income statements

For the six month period ended 30 June 10 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	6 746	11 283	(528)	17 501
Cost of sales	(1)	—	(3 429)	(4 928)	528	(7 830)
Gross profit	(1)	—	3 317	6 355	—	9 671

Distribution expenses	—	—	(200)	(1 175)	—	(1 375)
Sales and marketing expenses	(17)	—	(672)	(1 611)	—	(2 300)
Administrative income/(expenses)	230	(197)	(356)	(671)	—	(994)
Other operating income/(expenses)	104	—	(94)	16	—	26
Profit from operations	316	(197)	1 995	2 914	—	5 028

Net finance cost	565	(938)	(915)	(803)	—	(2 091)

Share of result of associates	—	—	3	230	—	233
Profit before tax	881	(1 135)	1 083	2 341	—	3 170

Income tax expense	—	417	(709)	(533)	—	(825)
Profit after tax	881	(718)	374	1 808	—	2 345

Income from subsidiaries	743	1 403	448	21	(2 615)	—
Profit	1 624	685	822	1 829	(2 615)	2 345

Attributable to:
Equity holders of AB InBev	1 624	685	822	1 108	(2 615)	1 624
Non-controlling interests	—	—	—	721	—	721

For the six month period ended 30 June 09 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	7 587	10 662	(551)	17 698
Cost of sales	(1)	—	(3 980)	(4 960)	551	(8 390)
Gross profit	(1)	—	3 607	5 702	—	9 308

Distribution expenses	—	—	(230)	(1 046)	—	(1 276)
Sales and marketing expenses	(30)	—	(784)	(1 457)	—	(2 271)
Administrative income/(expenses)	427	(475)	(306)	(736)	—	(1 090)
Other operating income/(expenses)	(121)	—	236	142	—	257
Profit from operations	275	(475)	2 523	2 605	—	4 928

Net finance cost	(630)	(589)	(458)	(316)	—	(1 993)

Share of result of associates	—	—	(1)	229	—	228
Profit before tax	(355)	(1 064)	2 064	2 518	—	3 163

Income tax expense	50	386	(850)	(406)	—	(820)
Profit after tax	(305)	(678)	1 214	2 112	—	2 343

Income from subsidiaries	2 092	1 634	338	794	(4 858)	—
Profit	1 787	956	1 552	2 906	(4 858)	2 343

Attributable to:
Equity holders of AB InBev	1 787	956	1 552	2 350	(4 858)	1 787
Non-controlling interests	—	—	—	556	—	556

Unaudited condensed consolidated statements of financial position

As of 30 June 10 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	69	—	6 614	8 798	—	15 481
Goodwill	—	—	32 617	18 693	—	51 310
Intangible assets	155	—	21 430	1 684	—	23 269
Investments in subsidiaries	52 437	57 014	5 098	28 099	(142 648)	—
Investments in associates	—	—	68	6 718	—	6 786
Other non-current assets	408	—	19 451	2 095	(19 034)	2 920
	53 069	57 014	85 278	66 087	(161 682)	99 766

Current assets
Inventories	—	—	724	1 626	—	2 350
Trade and other receivables	1 006	855	3 775	4 680	(5 956)	4 360
Cash and cash equivalents	1	75	3 852	759	—	4 687
Other current assets	—	417	(344)	259	—	332
	1 007	1 347	8 007	7 324	(5 956)	11 729

Total assets	54 076	58 361	93 285	73 411	(167 638)	111 495

EQUITY AND LIABILITIES
Equity	40 250	24 465	62 420	47 298	(142 648)	31 785
Equity attributable to equity holders of AB InBev	—	—	10	3 237	—	3 247
Non-controlling interests	40 250	24 465	62 430	50 535	(142 648)	35 032

Non-current liabilities
Interest-bearing loans and borrowings	8 766	33 121	7 640	13 751	(19 034)	44 244
Employee benefits	3	—	1 670	835	—	2 508
Deferred tax liabilities	—	—	11 163	680	—	11 843
Other non-current liabilities	162	—	1 601	1 371	—	3 134
	8 931	33 121	22 074	16 637	(19 034)	61 729

Current liabilities
Interest-bearing loans and borrowings	2 429	—	2 142	2 037	(3 859)	2 749
Trade and other payables	588	775	4 840	7 005	(2 097)	11 111
Other current liabilities	1 878	—	1 798	(2 802)	—	874
	4 895	775	8 780	6 240	(5 956)	14 734

Total equity and liabilities	54 076	58 361	93 284	73 412	(167 638)	111 495

As of 31 December 09 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	88	—	7 016	9 357	—	16 461
Goodwill	—	—	32 617	19 508	—	52 125
Intangible assets	192	—	21 221	1 752	—	23 165
Investments in subsidiaries	53 923	55 611	4 544	33 999	(148 077)	—
Investments in associates	1	—	69	6 674	—	6 744
Other non-current assets	686	—	11 595	2 223	(11 327)	3 177
	54 890	55 611	77 062	73 513	(159 404)	101 672
Current assets
Inventories	—	—	850	1 504	—	2 354
Trade and other receivables	1 279	—	3 144	5 918	(6 242)	4 099
Cash and cash equivalents	11	914	5 872	(3 108)	—	3 689
Other current assets	—	855	17	694	(855)	711
	1 290	1 769	9 883	5 008	(7 097)	10 853

Total assets	56 180	57 380	86 945	78 521	(166 501)	112 525

EQUITY AND LIABILITIES
Equity	37 921	31 780	56 637	52 057	(148 077)	30 318
Equity attributable to equity holders of AB InBev	—	—	10	2 843	—	2 853
Non-controlling interests	37 921	31 780	56 647	54 900	(148 077)	33 171

Non-current liabilities
Interest-bearing loans and borrowings	11 288	25 258	6 224	15 605	(11 326)	47 049
Employee benefits	3	—	1 680	928	—	2 611
Deferred tax liabilities	—	—	11 800	695	—	12 495
Other non-current liabilities	177	—	1 228	1 540	—	2 945
	11 468	25 258	20 932	18 768	(11 326)	65 100
Current liabilities
Interest-bearing loans and borrowings	1 102	—	3 162	2 904	(5 153)	2 015
Trade and other payables	1 055	342	3 938	7 132	(1 090)	11 377
Other current liabilities	4 634	—	2 266	(5 183)	(855)	862
	6 791	342	9 366	4 853	(7 098)	14 254

Total equity and liabilities	56 180	57 380	86 945	78 521	(166 501)	112 525

Unaudited condensed consolidated statements of cash flows

For the six month period ended 30 June 10 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	1 624	685	822	1 829	(2 615)	2 345
Depreciation, amortization and impairment	34	—	450	866	—	1 350
Additions/(reversals) in provisions and employee benefits	5	—	167	134	—	306
Net finance cost	(565)	938	915	803	—	2 091
Income tax expense	—	(416)	709	532	—	825
Investment income	(743)	(1 403)	(448)	(21)	2 615	—
Other items	(8)	—	27	(210)	—	(191)
Cash flow from operating activities before changes in working capital and use of provisions	347	(196)	2 642	3 933	—	6 726
Working capital and provisions	(245)	314	(422)	(533)	26	(860)
Cash generated from operations	102	118	2 220	3 400	26	5 866
Interest paid, net	(268)	(648)	(105)	(264)	(15)	(1 300)
Dividends received	8	2 000	377	4 985	(7 002)	368
Income taxes paid	—	—	(381)	(420)	—	(801)
CASH FLOW FROM OPERATING ACTIVITIES	(158)	1 470	2 111	7 701	(6 991)	4 133

INVESTING ACTIVITIES
Proceeds from sale of associates	—	—	—	1	—	1
Sale of subsidiaries, net of cash disposed of	327	—	(244)	—	(52)	31
Net repayments/(payments) of loans granted	(7 677)	(1)	(15 209)	628	22 263	4
Acquisition of subsidiaries, net of cash acquired	—	(10)	(53)	(4)	57	(10)
Acquisition of property, plant and equipment and of intangible assets	(26)	—	(63)	(672)	—	(761)
Net proceeds/(acquisition) of other assets	—	—	6	94	—	100
CASH FLOW FROM INVESTING ACTIVITIES	(7 376)	(11)	(15 563)	47	22 268	(635)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	203	—	—	(164)	(5)	34
Intra-group capital reimbursements	10 000	(5 921)	—	(4 079)	—	—
Proceeds from borrowings	7 965	19 922	7 121	1 218	(16 424)	19 802
Payments on borrowings	(8 155)	(12 220)	7 107	(1 987)	(5 887)	(21 142)
Cash net finance costs other than interests	984	—	(809)	(439)	—	(264)
Dividends paid	(795)	(4 079)	(2 000)	(1 156)	6 999	(1 031)
CASH FLOW FROM FINANCING ACTIVITIES	10 202	(2 298)	11 419	(6 607)	(15 317)	(2 601)

Net increase/(decrease) in cash and cash equivalents	2 668	(839)	(2 033)	1 141	(40)	897

Cash and cash equivalents less bank overdrafts at beginning of year	(4 534)	914	4 036	3 245	—	3 661
Effect of exchange rate fluctuations	59	—	103	(96)	40	106

Cash and cash equivalents less bank overdrafts at end of period	(1 807)	75	2 106	4 290	—	4 664

For the six month period ended 30 June 09 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	1 787	956	1 552	2 906	(4 858)	2 343
Depreciation, amortization and impairment	28	—	517	874	—	1 419
Additions/(reversals) in provisions and employee benefits	31	—	(129)	119	—	21
Net finance cost	632	589	418	354	—	1 993
Income tax expense	(50)	(386)	850	406	—	820
Investment income	(2 093)	(1 634)	(338)	(793)	4 858	—
Other items	57	—	26	(277)	—	(194)
Cash flow from operating activities before changes in working capital and use of provisions	392	(475)	2 896	3 589	—	6 402
Working capital and provisions	(385)	475	(106)	(343)	35	(324)
Cash generated from operations	7	—	2 790	3 246	35	6 078
Interest paid, net	(200)	(306)	(37)	(416)	—	(959)
Dividends received	154	—	9	1 367	(1 530)	—
Income tax paid	25	—	95	(172)	—	(52)
CASH FLOW FROM OPERATING ACTIVITIES	(14)	(306)	2 857	4 025	(1 495)	5 067

Investing activities
Proceeds from sale of associates	—	—	901	—	—	901
Sale of subsidiaries, net of cash disposed of	—	—	1	556	(561)	(4)
Net repayments/(payments) of loans granted	(2 776)	—	(1 475)	(1 018)	5 275	6
Acquisition of subsidiaries, net of cash acquired	(105)	(404)	—	(820)	800	(529)
Acquisition of property, plant and equipment and of intangible assets	(18)	—	(145)	(511)	—	(674)
Net proceeds/(acquisition) of other assets	(1)	—	17	441	—	457
CASH FLOW FROM INVESTING ACTIVITIES	(2 900)	(404)	(701)	(1 352)	5 514	157

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	1	—	(1)	272	(239)	33
Proceeds from borrowings	9 192	—	5 214	1 984	(5 792)	10 598
Payments on borrowings	(7 002)	(495)	(2 516)	(2 017)	490	(11 540)
Cash net finance costs other than interests	(312)	—	272	170	—	130
Dividends paid	(562)	—	(29)	(1 586)	1 504	(673)
CASH FLOW FROM FINANCING ACTIVITIES	1 317	(495)	2 940	(1 177)	(4 037)	(1 452)

Net increase/(decrease) in cash and cash equivalents	(1 597)	(1 205)	5 096	1 496	(18)	3 772

Cash and cash equivalents less bank overdrafts at beginning of year	—	398	463	1 310	—	2 171
Effect of exchange rate fluctuations	(2)	1	76	153	18	246

Cash and cash equivalents less bank overdrafts at end of period	(1 599)	(806)	5 635	2 959	—	6 189

22. EVENTS AFTER THE BALANCE SHEET DATE

On 16 October 2008, Grupo Modelo, Diblo S.A. de C.V. and the Grupo Modelo series A shareholders filed a notice of arbitration, under the arbitration rules of the United Nations Commission on International Trade Law, against Anheuser-Busch, Anheuser-Busch International Inc. and Anheuser-Busch International Holdings Inc. The notice of arbitration claimed the transaction between Anheuser-Busch and InBev violated provisions of the 1993 investment agreement, governed by the law of the United Mexican States, between the Anheuser-Busch entities, Grupo Modelo, Diblo and the series A shareholders.

On 9 July 2010, an arbitration panel issued a decision finding that the combination of Anheuser-Busch and InBev did not violate the investment agreement between entities of Anheuser-Busch and Grupo Modelo. The Panel awarded no damages or other remedies.